Exhibit 99.1

December 31, 2018, 2017 and 2016
Suzano S.A. Unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

		June 30,	December 31,
ASSETS	Note	2022	2021
CURRENT
Cash and cash equivalents	5	7,712,081	13,590,776
Marketable securities	6	12,337,762	7,508,275
Trade accounts receivable	7	5,865,962	6,531,465
Inventories	8	5,548,095	4,637,485
Recoverable taxes	9	422,129	360,725
Derivative financial instruments	4.5	1,710,964	470,261
Advances to suppliers	10	64,115	59,564
Dividends receivable	11		6,604
Other assets		914,823	937,786
Total current assets		34,575,931	34,102,941

NON-CURRENT
Marketable securities	6	257,292	250,054
Recoverable taxes	9	1,336,891	1,269,164
Deferred taxes	12	5,404,862	8,729,929
Derivative financial instruments	4.5	1,562,932	971,879
Advances to suppliers	10	1,441,853	1,282,763
Judicial deposits		335,736	300,715
Other assets		273,608	296,844

Biological assets	13	12,664,046	12,248,732
Investments	14	551,290	524,066
Property, plant and equipment	15	43,617,187	38,169,703
Right of use	19.1	4,996,460	4,794,023
Intangible	16	15,624,401	16,034,339
Total non-current		88,066,558	84,872,211
TOTAL ASSETS		122,642,489	118,975,152

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

December 31, 2018, 2017 and 2016
Suzano S.A. Unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

		June 30,	December 31,
LIABILITIES	Note	2022	2021
CURRENT
Trade accounts payable	17	4,036,414	3,288,897
Loans, financing and debentures	18.1	3,471,739	3,655,537
Lease liabilities	19.2	625,680	623,282
Derivative financial instruments	4.5	686,498	1,563,459
Taxes payable		354,890	339,553
Payroll and charges		523,732	590,529
Liabilities for assets acquisitions and associates	23	1,870,699	99,040
Dividends payable	11	4,055	919,073
Advances from customers		88,785	103,656
Other liabilities		398,090	368,198
Total current liabilities		12,060,582	11,551,224

NON-CURRENT
Loans, financing and debentures	18.1	71,734,198	75,973,092
Lease liabilities	19.2	5,370,465	5,269,912
Derivative financial instruments	4.5	4,605,212	6,331,069
Liabilities for assets acquisitions and associates	23	299,568	306,912
Provision for judicial liabilities	20.1	3,284,999	3,232,612
Employee benefit plans	21.2	675,513	675,158
Deferred taxes	12	1,118
Share-based compensation plans	22.3	144,267	166,998
Advances from customers		149,540	149,540
Other liabilities		150,339	143,505
Total non-current liabilities		86,415,219	92,248,798
TOTAL LIABILITIES		98,475,801	103,800,022

EQUITY	24
Share capital		9,235,546	9,235,546
Capital reserves		15,758	15,455
Treasury shares		(817,451)	(218,265)
Retained earnings		3,040,935	3,927,824
Other reserves		2,048,838	2,114,907
Retained earnings		10,538,381
Controlling shareholders'		24,062,007	15,075,467
Non-controlling interest		104,681	99,663
Total equity		24,166,688	15,175,130
TOTAL LIABILITIES AND EQUITY		122,642,489	118,975,152

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A. Unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		Second quarter		Semester ended
		April 1 to	April 1 to	June 30,	June 30,
	Note	June 30, 2022	June 30, 2021	2022	2021
NET SALES	27	11,519,655	9,844,439	21,262,490	18,733,605
Cost of sales	29	(6,122,925)	(4,777,655)	(11,555,765)	(9,622,689)
GROSS PROFIT		5,396,730	5,066,784	9,706,725	9,110,916

OPERATING INCOME (EXPENSES)
Selling	29	(625,567)	(496,934)	(1,197,708)	(1,078,700)
General and administrative	29	(364,768)	(353,004)	(701,232)	(735,558)
Income (expense) from associates and joint ventures	14	19,049	80,098	9,307	90,364
Other, net	29	161,993	909,543	159,426	1,426,396
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		4,587,437	5,206,487	7,976,518	8,813,418

NET FINANCIAL INCOME (EXPENSES)	26
Financial expenses		(1,133,402)	(932,159)	(2,183,523)	(1,923,092)
Financial income		194,283	46,263	352,567	70,490
Derivative financial instruments		(1,575,557)	3,732,823	4,620,886	1,238,873
Monetary and exchange variations, net		(4,459,984)	6,895,657	3,170,689	1,689,192
NET INCOME (LOSS) BEFORE TAXES		(2,387,223)	14,949,071	13,937,137	9,888,881

Income and social contribution taxes
Current	12	(63,703)	(91,514)	(122,637)	(155,663)
Deferred	12	2,632,715	(4,820,858)	(3,326,601)	(2,451,778)
NET INCOME (LOSS) FOR THE PERIOD		181,789	10,036,699	10,487,899	7,281,440

Attributable to
Controlling shareholders'		175,625	10,035,111	10,480,342	7,277,867
Non-controlling interest		6,164	1,588	7,557	3,573

Earnings (loss) per share
Basic	25.1	0.13057	7.43770	7.77949	5.39412
Diluted	25.2	0.13054	7.43640	7.77825	5.39318

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A. Unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Second quarter		Semester ended
	April 1 to	April 1 to	June 30,	June 30,
	June 30, 2022	June 30, 2021	2022	2021
Net income (loss) for the period	181,789	10,036,699	10,487,899	7,281,440
Other comprehensive income (loss)
Exchange rate variation and fair value investments in equity measured at fair value through other comprehensive income	1,775	(3,158)	(2,058)	(217)
Tax effect of the above items	(603)	1,074	700	74
Items with no subsequent effect on income	1,172	(2,084)	(1,358)	(143)

Exchange rate variation on conversion of financial information of the subsidiaries abroad	3,001	(3,291)	(6,852)	(22,877)
Realization of the above items	(14)	(746)	(14)	(746)
Items with no subsequent effect on income	2,987	(4,037)	(6,866)	(23,623)
	185,948	10,030,578	10,479,675	7,257,674

Attributable to
Controlling shareholders'	179,784	10,028,990	10,472,118	7,254,101
Non-controlling interest	6,164	1,588	7,557	3,573

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A. Unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to controlling shareholders’

	Share capital		Capital reserves		Retained earnings reserve
		Share	Stock				Reserve	Special			Retained		Non-
	Share	issuance	options	Treasury	Tax	Legal	for capital	statutory	Dividends	Other	earnings		controlling
	Capital	costs	granted	shares	incentives	Reserve	increase	reserve	proposed	reserves	(losses)	Total	interest	Total equity
Balances at December 31, 2020	9,269,281	(33,735)	10,612	(218,265)						2,129,944	(3,926,015)	7,231,822	105,556	7,337,378
Total comprehensive income
Net (loss) for the period											7,277,867	7,277,867	3,573	7,281,440
Other comprehensive income for the period										(23,766)		(23,766)		(23,766)
Transactions with shareholders
Stock options granted (note 22.3)			2,421									2,421		2,421
Unclaimed dividends forfeited											48	48		48
Fair value attributable to non-controlling interest													(10,029)	(10,029)
Internal changes in equity
Partial Realization of deemed cost, net of taxes										(77,796)	77,796
Balances at June 30, 2021	9,269,281	(33,735)	13,033	(218,265)						2,028,382	3,429,696	14,488,392	99,100	14,587,492

Balances at December 31, 2021	9,269,281	(33,735)	15,455	(218,265)	812,909	235,019	2,513,663	279,344	86,889	2,114,907		15,075,467	99,663	15,175,130
Total comprehensive income
Net income for the period											10,480,342	10,480,342	7,557	10,487,899
Other comprehensive income for the period										(8,224)		(8,224)		(8,224)
Transactions with shareholders
Stock options granted (note 22.3)			2,668									2,668		2,668
Shares granted (note 22.3)			(2,365)	2,365
Share repurchase (note 24.2)				(601,551)								(601,551)		(601,551)
Unclaimed dividends forfeited											194	194		194
Fair value attributable to non-controlling interest													(2,539)	(2,539)
Proposed additional dividend payment (note 1.2.2)							(97)		(86,889)			(86,986)		(86,986)
Payment of supplementary dividends (note 1.2.3)							(719,903)	(80,000)				(799,903)		(799,903)
Internal changes in equity
Reversal of the tax incentive reserve for capital increase					(502)		502
Realization of deemed cost, net of taxes										(57,845)	57,845
Balances at June 30, 2022	9,269,281	(33,735)	15,758	(817,451)	812,407	235,019	1,794,165	199,344		2,048,838	10,538,381	24,062,007	104,681	24,166,688

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A. Unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	June 30,	June 30,
	2022	2021
OPERATING ACTIVITIES
Net income (loss) for the period	10,487,899	7,281,440
Adjustment to
Depreciation, depletion and amortization (Notes 26 and 29)	3,505,869	3,389,903
Depreciation of right of use (Note 19.1)	109,860	100,176
Sublease of ships	(11,314)	(20,735)
Interest expense on lease liabilities (Note 19.2)	210,597	212,540
Result from sale and disposal of property, plant and equipment and biological assets, net (Note 29)	(8,041)	(521,173)
Income (expense) from associates and joint ventures	(9,307)	(90,364)
Exchange rate and monetary variations, net (Note 26)	(3,170,689)	(1,689,192)
Interest expenses with financing, loans and debentures, net (Note 26)	1,851,948	1,493,570
Premium expenses with early settlements (Note 26)		33,719
Capitalized loan costs (Note 26)	(108,972)	(1,049)
Accrual of interest on marketable securities	(279,092)	(38,607)
Amortization of transaction costs (Note 26)	36,838	56,502
Result from derivative, net (Note 26)	(4,620,886)	(1,238,873)
Fair value adjustment of biological assets (Note 13)	(171,618)	(564,533)
Deferred income tax and social contribution (Note 12.2)	3,326,601	2,451,778
Interest on actuarial liabilities (Note 21.2)	29,616	27,925
Provision for judicial liabilities, net (Note 20.1)	63,001	33,525
Provision for allowance for doubtful accounts, net (Note 7.3)	2,088	4,156
Provision (reversal) for inventory losses, net (Note 8.1)	(9,519)	10,667
Provision for loss of ICMS credits, net (Note 9.1)	34,676	23,395
Tax credits (note 9)	1,324	(315,431)
Other	6,177	11,002
Decrease (increase) in assets
Trade accounts receivables	464,246	(1,222,390)
Inventories	(744,261)	(452,852)
Recoverable taxes	(168,111)	12,185
Other assets	178,124	119,168
Increase (decrease) in liabilities
Trade accounts payables	997,290	451,708
Taxes payable	90,938	132,906
Payroll and charges	(67,050)	(47,799)
Other liabilities	(180,291)	(83,818)
Cash provided by operations	11,847,941	9,559,449
Payment of interest with financing, loans and debentures (Note 18.2)	(1,919,402)	(1,479,825)
Payment of premium with early settlements (Note 18.2)		(33,719)
Interest received from marketable securities	229,925	38,067
Payment of income taxes	(94,393)	(70,729)
Cash provided by operating activities	10,064,071	8,013,243

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(3,397,882)	(670,588)
Additions to intangible (Note 16)	(69,100)	(18,143)
Additions to biological assets (Note 13)	(2,135,997)	(1,611,674)
Proceeds from sale of property, plant and equipment	98,328	1,261,008
Capital increase in subsidiaries and affiliates (Note 14.3)	(26,863)	(50,818)
Marketable securities, net	(4,691,843)	(288,215)
Advances for acquisition of wood from operations with development and partnerships	(174,490)	(232,157)
Dividends received	6,604	6,453
Asset acquisition, net of cash (note 1.2.4)	(1,699,869)
Acquisition of non-controlling interests		(6,482)
Cash used in investing activities	(12,091,112)	(1,610,616)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 18.2)	265,090	9,306,614
Receipt (payment) of derivative transactions (Note 4.5.4)	186,312	(1,434,288)
Payment of loans, financing and debentures (Note 18.2)	(853,625)	(11,732,552)
Payment of leases (Note 19.2)	(499,372)	(475,483)
Payment of dividends (Notes 1.2.2 and 1.2.3)	(1,801,562)	(2,322)
Liabilities for assets acquisitions and associates	(109)	(1,520)
Share repurchase	(502,065)
Cash used in financing activities	(3,205,331)	(4,339,551)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	(646,323)	(312,563)

Decrease in cash and cash equivalents, net	(5,878,695)	1,750,513
At the beginning for the period	13,590,776	6,835,057
At the end for the period	7,712,081	8,585,570
Decrease in cash and cash equivalents, net	(5,878,695)	1,750,513

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

1.COMPANY’S OPERATIONS

Suzano S.A., together with its associates (“Suzano” or collectively “Company”), is a public company with its headquarters office in Brazil, at Avenida Professor Magalhães Neto, no. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and the main business office in the city of São Paulo.

Suzano owns shares traded in B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed on the New Market under the ticker SUZB3 and American Depositary Receipts ("ADRs") in a ratio of 1 (one) common share, Level II, traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.

The Company holds 13 industrial units, located in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo, State), Belém (Pará, State) being 2 units, Eunápolis and Mucuri (Bahia, State), Maracanaú (Ceará, State), Imperatriz (Maranhão, State), Jacareí, Limeira, Rio Verde and Suzano, being 2 units (São Paulo, State) and Três Lagoas (Mato Grosso do Sul, State). Additionally, it has 5 technology centers, 23 distribution centers and 3 ports, all located in Brazil.

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in the foreign market directly by Suzano, as well as through its wholly-owned associates in Austria, the United States of America, Switzerland and Argentina and sales offices in China.

The Company's operations also include the commercial operation of eucalyptus forest for its own use, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or enterprise, and the generation and sale of electricity.

The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 45.73% of the common shares of its share capital.

These unaudited condensed consolidated interim financial information was approved by Board of Directors on July 25, 2022.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

1.1.	Equity interest

The Company holds equity interest in the following entities:

					% equity interest
			Type of		June 30,	December 31,
Entity	Main activity	Country	investment	Accounting method	2022	2021
Celluforce Inc.	Nanocrystalline pulp research and development	Canada	Direct	Fair value through other comprehensive income	8.28%	8.28%
Ensyn Corporation	Biofuel research and development	United States of America	Direct	Equity	26.59%	26.24%
F&E Technologies LLC	Biofuel production, except alcohol	United States of America	Direct/Indirect	Equity	50.00%	50.00%
F&E Tecnologia do Brasil S.A.	Biofuel production, except alcohol	Brazil	Direct	Consolidated	100.00%	100.00%
Fibria Celulose (USA) Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Fibria Overseas Finance Ltd.	Financial fundraising	Cayman Island	Direct	Consolidated	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A.	Port operation	Brazil	Direct	Consolidated	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	Direct	Consolidated	100.00%	100.00%
FuturaGene Biotechnology Shangai Company Ltd. (2)	Biotechnology research and development	China	Indirect	Consolidated	—%	100.00%
FuturaGene Delaware Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
FuturaGene Israel Ltd.	Biotechnology research and development	Israel	Indirect	Consolidated	100.00%	100.00%
FuturaGene Hong Kong Ltd.	Biotechnology research and development	Hong Kong	Indirect	Consolidated	100.00%	100.00%
FuturaGene Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
Ibema Companhia Brasileira de Papel	Industrialization and commercialization of paperboard	Brazil	Direct	Equity	49.90%	49.90%
Maxcel Empreendimentos e Participações S.A.	Holding	Brazil	Direct	Consolidated	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A.	Port operation	Brazil	Indirect	Consolidated	100.00%	100.00%
Mucuri Energética S.A.	Power generation and distribution	Brazil	Direct	Consolidated	100.00%	100.00%
Paineiras Logística e Transportes Ltda.	Road freight transport	Brazil	Direct	Consolidated	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A.	Port operation	Brazil	Direct	Consolidated	51.00%	51.00%
Projetos Especiais e Investimentos Ltda.	Commercialization of equipment and parts	Brazil	Direct	Consolidated	100.00%	100.00%
Rio Verde Participações e Propriedades Rurais S.A.	Forest assets	Brazil	Direct	Consolidated	100.00%	100.00%
SFBC Participações Ltda.	Packaging production	Brazil	Direct	Consolidated	100.00%	100.00%
Spinnova Plc (1)	Research and development of sustainable raw materials (wood) for the textile industry	Finland	Direct	Equity	19.10%	19.14%
Stenfar S.A. Indl. Coml. Imp. Y. Exp.	Commercialization of paper and computer materials	Argentina	Direct	Consolidated	100.00%	100.00%
Suzano Austria GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Canada Inc.	Lignin research and development	Canada	Direct	Consolidated	100.00%	100.00%
Suzano Finland Oy	Industrialization, commercialization of cellulose, microfibrillated cellulose and paper.	Finland	Direct	Consolidated	100.00%	100.00%
Suzano International Trade GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

Suzano Operações Industriais e Florestais S.A.	Industrialization, commercialization and exportation of pulp	Brazil	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper America Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper Europe S.A.	Business office	Switzerland	Direct	Consolidated	100.00%	100.00%
Suzano Shanghai Ltd.	Business office	China	Direct	Consolidated	100.00%	100.00%
Suzano Trading International KFT	Business office	Hungary	Direct	Consolidated	100.00%	100.00%
Suzano Trading Ltd.	Business office	Cayman Island	Direct	Consolidated	100.00%	100.00%
Suzano Ventures LLC (3)	Corporate venture capital	United States of America	Direct	Consolidated	100.00%
Veracel Celulose S.A.	Industrialization, commercialization and exportation of pulp	Brazil	Direct	Proportional Consolidated	50.00%	50.00%
Vitex BA Participações S.A. (4)	Holding	Brazil	Direct	Consolidated	100.00%
Parkia BA Participações S.A. (4)	Holding	Brazil	Direct/Indirect	Consolidated	100.00%
Garacuí Comercial Ltda. (4)	Industrialization and commercialization of standing wood	Brazil	Indirect	Consolidated	100.00%
Vitex SP Participações S.A. (4)	Holding	Brazil	Direct	Consolidated	100.00%
Parkia SP Participações S.A. (4)	Holding	Brazil	Direct/Indirect	Consolidated	100.00%
Sobrasil Comercial Ltda. (4)	Industrialization and commercialization of standing wood	Brazil	Indirect	Consolidated	100.00%
Vitex MS Participações S.A. (4)	Holding	Brazil	Direct	Consolidated	100.00%
Parkia MS Participações S.A. (4)	Holding	Brazil	Direct/Indirect	Consolidated	100.00%
Duas Marias Comercial Ltda. (4)	Industrialization and commercialization of standing wood	Brazil	Indirect	Consolidated	100.00%
Vitex ES Participações S.A. (4)	Holding	Brazil	Direct	Consolidated	100.00%
Parkia ES Participações S.A. (4)	Holding	Brazil	Direct/Indirect	Consolidated	100.00%
Claraíba Comercial Ltda. (4)	Industrialization and commercialization of standing wood	Brazil	Indirect	Consolidated	100.00%
Woodspin Oy	Development, production, distribution and commercialization of wood-based textile fibers, yarns and filaments, produced from cellulose and microfibrillated cellulose.	Finland	Direct/Indirect	Equity	50.00%	50.00%

1)	On February 14, 2022 and May 31, 2022, the equity interest was changed as a result of the issuance of new shares by the entity in compliance with its stock option program.
2)	Equity interest dissolution in the period.
3)	On May 17, 2022, incorporated of equity interest.
4)	On June 22, 2022, acquisition of equity interest (note 1.2.4).

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

1.2.Major events in the six-month period ended June 30, 2022

1.2.1.Effects of the war between Russia and Ukraine

As a result of the current conflict between Russia and Ukraine, the Company continuously monitors its effects, direct and indirect, reflected in society, economy and markets (global and domestic), with the objective of evaluating possible impacts and risks for your business.

Therewith, we can separate the Company's assessment into four main areas:

(i)	Personnel: Suzano does not have employees or facilities of any nature in any of the locations related to the conflict.
(ii)

Supply Chain: the Company did not identify any short-term or long-term risk of a possible interruption or shortage of materials to its industrial and forestry activities. So far, only greater volatility has been observed in commodities and energy prices.

(iii)

Logistics: internationally, there was no change in logistical operations, which means, all the routes used kept unchanged and the moorings in the planned locations have been maintained. At the domestic level, no change in logistical flows was identified either.

(iv) Commercial: to date, the Company continues with its transactions as planned, maintaining service to its customers in all its sectors of activity. Only the suspension of sales to a few customers located in Russia was determined, without any significant financial impact.

At last, it is appropriate to inform that, as a result of the current scenario, the Company has maintained actions to expand the monitoring together with its main stakeholders, in order to ensure the necessary updating and flow of information in a timely manner to the dynamics of the global conjuncture for its decision making.

1.2.2.Interim dividends

On January 7, 2022, through a notice to shareholders, it was approved the distribution of dividends by the Company in the total amount of R$1,000,000, at the ratio of R$0.741168104 per Company share, considering the number of “ex-treasury” shares on the present date, declared “ad referendum” of the General Meeting that approved the accounts for the fiscal year ended December 31, 2021, to the balance of retained earnings ascertained in the 3rd trimester of 2021 and in compliance with the net income calculated on the semi-annual balance sheet dated June 30, 2021, even after the resolution at the Company’s Extraordinary General Meeting, held on October 25, 2021, which approved the full offsetting of the Company’s accumulated losses, through partial deduction of the balance of retained earnings. Interim dividends will be allocated to the mandatory minimum dividend for the fiscal year ended December 31, 2021.

The payment of interim dividends was made on January 27, 2022, in Brazilian Reais. There was no monetary restatement or incidence of interest between the dividend declaration date and the effective payment date.

Dividends are exempt from Income Tax, in accordance with the Brazilian legislation.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

1.2.3.Supplementary dividends

On April 26, 2022, through a notice to shareholders, it was approved the distribution of supplementary dividends by the Company, in the amount of R$799,903, at the ratio of R$0.592805521, considering the number of “ex-treasury” shares on the present date.

The payment of the supplementary dividends was on May 13, 2022, in Brazilian Reais. There was no monetary restatement or incidence of interest between the dividend declaration date and the effective payment date.

Dividends are exempt from Income Tax, in accordance with the current legislation.

1.2.4.Share purchase and sale agreement

On April 28, 2022, through material fact, the Company announced that entered into the “Share Purchase and Sale Agreement” on April 27, 2022, of among, on one side, as purchaser, the Company, and, on the other side, as sellers, Investimentos Florestais Fundo de Investimento em Participações Multiestratégia (“FIP”) and Arapar Participações S.A (“Arapar” and, together with the FIP, the “Sellers”), as well as the Target Companies as intervening parties (“SPA”) whereby the parties agreed on the terms and conditions for the acquisition by the Company, on the closing date, of the totality of shares held by the Sellers in the following companies: (i) Vitex SP Participações S.A. (ii) Vitex BA Participações S.A. (iii) Vitex ES Participações S.A. (iv) Vitex MS Participações S.A. (v) Parkia SP Participações S.A. (vi) Parkia BA Participações S.A. (vii) Parkia ES Participações S.A. and (viii) Parkia MS Participações S.A. (“Target Companies” and “Transaction”).

In consideration for the shares of the Target Companies, the Company agreed to pay US$667,000 (equivalent to R$3,444,255 on the date of signature of the contract). The consideration is subject to post-closing price adjustments, based on the working capital variations of the Target Companies.

The closing of the Transaction was subject to the fulfillment of conditions precedent, and approval of the Transaction by the Brazilian antitrust authorities (“Conselho Administrativo de Defesa Econômica - CADE”), the corporate approvals by the Parties and by the Company, through General Shareholders’ Meeting.

On June 22, 2022, the Company concluded the acquisition of the entire share capital of the Target Companies and the first installment in the amount of US$330,000 (equivalent to R$1,704,054 on the transaction date) was paid. The second installment, in the amount of US$337,000 (equivalent to R$1,740,201 on June 30, 2022), recorded under Liabilities for assets acquisitions and associates, is held in United States dollars with maturity in June 2023.

The Company elected to apply the optional test to identify concentration of fair value under paragraph B7A of IFRS 3. The transaction was accounted for as an asset acquisition given that the principal asset (property, plant and equipment) concentrates substantially all of the fair value of the acquired set of assets. Additionally, the Company intends to merge the Target Companies by September 2022.

The impact of this acquisition is reflected within the line-item asset acquisition, net of cash in the consolidated statement of cash flows. The cash of the Target Companies is R$4,185.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

2.	BASIS OF PREPARATION AND PRESENTATION OF UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

The Company’s unaudited condensed consolidated interim financial information, of the six-month period ended June 30, 2022, are prepared in compliance with the international standard IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial information, which is consistent with the information used by Management in the performance of its duties.

The Company’s unaudited condensed consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies, when applicable, were also expressed in thousands, unless otherwise stated.

The preparation of unaudited condensed consolidated interim financial information requires Management to make judgments, use estimates and adopt policies in the process of applying accounting practices, that affect the disclosed amounts of revenues, expenses, assets and liabilities, including the disclosure of contingent liabilities assumed. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

The Company reviews its judgments, estimates and assumptions continually as disclosed in the annual financial statements for the year ended December 31, 2021 (Note 3.2.34). There were no changes in these judgments, estimates and assumptions compared to disclosed on December 31, 2021.

The consolidated financial statements were prepared on historical cost basis, except for the following material items recognized:

(i)	derivative and non-derivative financial instruments measured at fair value;
(ii)	share-based payments and employee benefits measured at fair value; and
(iii)	biological assets measured at fair value;

The main accounting policies applied in the preparation of these unaudited condensed consolidated interim financial information are presented in Note 3.

The unaudited condensed consolidated interim financial information was prepared under the going concern assumption.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its associates on the six-month period ended June 30, 2022, as well as in accordance with consistent accounting practices and policies.

The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2021, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements. Therefore, unaudited condensed consolidated interim financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The accounting policies have been consistently applied to all consolidated companies.

There were no changes on such policies and estimates calculation methodologies, except for the application of the new accounting policies as of January 1, 2022 and whose estimated impact was disclosed in the annual financial statements of December 31, 2021, as disclosed in the Note 3.1.

3.1.New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued, until the issuance of the Company’s unaudited condensed consolidated interim financial information, are described below.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

3.1.1.Accounting policies adopted

3.1.1.1.

Business Combination IFRS 3 – Reference to the conceptual framework(Applicable on/or after January 1, 2022. Early adoption is permitted if the entity also adopts all other updated references (published together with the updated Conceptual Framework) on the same date or earlier.

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Structure. It also include in IFRS 3 the requirement that, for obligations within the scope of IAS 37, the buyer applies IAS 37 to determine whether there is a present obligation on the acquisition date due to past events. For a tax within the scope of IFRIC 21 - Levies, the buyer applies IFRIC 21 to determine whether the event that resulted in the obligation to pay the tax occurred up to the date of acquisition.

The amendments add an explicit statement that the buyer does not recognize contingent assets acquired in a business combination.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.1.2.	IAS 37 – Onerous contracts: Cost to fulfill an onerous contract (Applicable for annual periods on/or after January 1, 2022, early adoption permitted)

The amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets clarify what “costs to fulfill a contract” represent when an onerous contract is assessed. Some entities that apply the “incremental cost” approach may have the value of their provisions increased, or new provisions recognized for onerous contracts as a result of the new definition.

The need for clarification was caused by the introduction of IFRS 15, which replaced the existing requirements related to revenue, including guidelines contained in IAS 11, which dealt with construction contracts. While IAS 11 specified which costs were included as costs to fulfill a contract, IAS 37 did not do, generating a diversity of practice. The amendment aims to clarify which costs should be included in the assessment.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.1.3.	Property, plant and equipment - IAS 16 – Revenue earned before an asset is ready for its intended use (Applicable for annual periods beginning on/or after January 1, 2022, early adoption permitted)

In the process of building an item of property, plant and equipment for its intended use, an entity may in the same time produce and sell products generated in the process of construction of the item of property, plant and equipment. Before the change proposed by the IASB, in practice, several ways of accounting for such revenues were found. The IASB has amended the standard to provide guidance on accounting for such revenues and related production costs.

With the new proposal, the sale revenue is no longer deducted from the cost of property, plant and equipment, but is recognized in the income statement together with the production costs of these items. IAS 2 Inventories must be applied in the identification and measurement of production costs.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.1.4.	IFRS 1 – First-time adoption of International Financial Reporting Standards (Applicable for annual periods beginning on/or after January 1, 2022, early adoption permitted)

The amendment provides additional relief to a subsidiary which becomes a first-time adopter later than its parent in respect of accounting for cumulative translation differences. As a result of the amendment, a subsidiary that uses the exemption in IFRS 1:D16(a) can now also elect to measure cumulative translation differences for all foreign operations at the carrying amount that would be included in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS Standards, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. A similar election is available to an associate or joint venture that uses the exemption in IFRS 1:D16(a).

The Company assessed the content of this pronouncement and did not identify any impacts.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

3.1.1.5.	IFRS 9 - Financial instruments (Applicable for annual periods beginning on/or after January 1, 2022, early adoption permitted)

The amendment clarifies that in applying the ‘10 per cent’ test to assess whether to derecognise a financial liability, an entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

The amendment is applied prospectively to modifications and exchanges that occur on or after the date the entity first applies the amendment.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.1.6.	IAS 41 - Agriculture (Applicable for annual periods beginning on/or after January 1, 2022, early adoption permitted)

The amendment removes the requirement in IAS 41 for entities to exclude cash flows for taxation when measuring fair value. This aligns the fair value measurement in IAS 41 with the requirements of IFRS 13 Fair Value Measurement to use internally consistent cash flows and discount rates and enables preparers to determine whether to use pretax or post-tax cash flows and discount rates for the most appropriate fair value measurement.

The amendment is applied prospectively, i.e. for fair value measurements on or after the date an entity initially applies the amendment.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.2.Accounting policies not yet adopted

The new and changed standards and interpretations issued, but not yet adopted as of June 30, 2022, are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when it come into force and does not expect to have a material impact on the financial statements.

3.1.2.1.

Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (The effective date of the amendments has yet to be set by IASB; however, earlier application to the amendments is permitted)

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognised in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognised in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

3.1.2.2.

Presentation of the financial statements – IAS 1 – Classification of liabilities as current and non-current (Applicable for annual periods beginning on/or after January 1, 2023, early adoption permitted)

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the balance sheet and not the amount or the time of recognition of any asset, liability, income or expense, or the information disclosed about these items.

The amendments clarify that the classification of liabilities as current or non-current is based on the rights existing at the balance sheet date, specify that the classification is not affected by expectations about whether an entity will exercise its right to postpone the settlement of the liability, explain that the rights exist if restrictive clauses are complied with at the balance sheet date, and introduce the definition of 'settlement' to clarify that refers to the transfer to a counterparty; a cash value, equity instruments, other assets or services.

3.1.2.3.

Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies (Applicable for annual periods beginning on/or after January 1, 2023, early adoption permitted)

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions,

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022 other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

3.1.2.4.	Amendments to IAS 8 Definition of Accounting Estimates (Applicable for annual periods beginning on/or after January 1, 2023)

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard with the following clarifications:

(i)	A change in accounting estimate that results from new information or new developments is not the correction of an error
(ii)	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors
3.1.2.5.	Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction (Applicable for annual periods beginning on/or after January 1, 2023)

The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit. For example, this may arise upon recognition of a lease liability and the corresponding right-of-use asset applying IFRS 16 at the commencement date of a lease.

Following the amendments to IAS 12, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period an entity recognises:

(i)	a deferred tax asset (to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised) and a deferred tax liability for all deductible and taxable temporary differences associated with:
●	right-of-use assets and lease liabilities; and
●	decommissioning, restoration and similar liabilities and the corresponding amounts recognised as part of the cost of the related asset.
(ii)	the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

4.FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

4.1.Financial risks management

4.1.1.Overview

In the six-month period ended June 30, 2022, there were no significant changes in the financial risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2021 (Note 4).

The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedge policy.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

4.1.2.Rating

All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

		June 30,	December 31,
	Note	2022	2021
Assets
Amortized cost
Cash and cash equivalents	5	7,712,081	13,590,776
Trade accounts receivable	7	5,865,962	6,531,465
Dividends receivable	11		6,604
Other assets (1)		860,075	886,112
		14,438,118	21,014,957
Fair value through other comprehensive income
Other investments - Celluforce	14.1	26,301	28,358
		26,301	28,358
Fair value through profit or loss
Derivative financial instruments	4.5.1	3,273,896	1,442,140
Marketable securities	6	12,595,054	7,758,329
		15,868,950	9,200,469
		30,333,369	30,243,784
Liabilities
Amortized cost
Trade accounts payable	17	4,036,414	3,288,897
Loans, financing and debentures	18.1	75,205,937	79,628,629
Lease liabilities	19.2	5,996,145	5,893,194
Liabilities for assets acquisitions and associates	23	2,170,267	405,952
Dividends payable	11	4,055	919,073
Other liabilities (1)		142,749	164,216
		87,555,567	90,299,961
Fair value through profit or loss
Derivative financial instruments	4.5.1	5,291,710	7,894,528
		5,291,710	7,894,528
		92,847,277	98,194,489
		62,513,908	67,950,705

1)Does not include items not classified as financial instruments.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

4.1.3.Fair value of loans and financing

The estimated fair values of loans and financing are set forth below:

	Yield used
	to discount/	June 30,	December 31,
	methodology	2022	2021
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	39,712,582	51,183,520
Estimated to present value
In foreign currency
Export credits ("Prepayment")	LIBOR	18,197,492	19,441,297
In local currency
BNDES – TJLP	DI 1	317,800	355,494
BNDES - TLP	DI 1	812,760	686,247
BNDES – Fixed	DI 1	32,668	44,544
BNDES – Selic ("Special Settlement and Custody System")	DI 1	532,462	543,269
BNDES - Currency basket	DI 1	17,062	25,001
CRA ("Agribusiness Receivables Certificate")	DI 1/IPCA	2,617,635	3,281,250
Debentures	DI 1	5,666,356	5,633,533
NCE ("Export Credit Notes")	DI 1	1,376,396	1,352,291
NCR ("Rural Credit Notes")	DI 1	293,305	289,344
Export credits ("Prepayment")	DI 1	1,238,975	1,321,449
		70,815,493	84,157,239

The Management considers that for its other financial liabilities measured at amortized cost, its book values approximate to their fair values and therefore the information on their fair values is not being presented.

4.2.Liquidity risk management

As disclosed in the annual financial statements (Note 4) as of December 31, 2021, the Company’s purpose is maintaining a strong cash and marketable securities position to meet its financial and operating obligations. The amount held as cash is used for payments expected in the normal course of its operations, while the cash surplus amount is invested, in general, in highly liquid financial investments according to Cash Management Policy.

The cash position is monitored by the Company's Management, by means of management reports and participation in performance meetings with determined frequency. In the six-month period ended June 30, 2022, the variation in cash and marketable securities were as expected and the cash generated in the operation was used for the most part to investments and debt service.

On February 8, 2022, the Company, through its subsidiaries Suzano Pulp and Paper Europe S.A. and Suzano International Trade GmbH, in order to improve the management of financial liquidity, took a credit line (“Revolver Credit Facility”), increasing the total available in revolving credit lines from US$500,000 to US$1,275,000. Regarding to the amount taken, US$100,000 is available until February 2024, this remaining amount of the line already in force since February 2019, in the original amount of US$500,000. The additional amount of US$1,175,000 is available until February 2027 and has the same financial costs as the line in force until February 2024. On June 30, 2022, the Revolver Credit Facility were available, but not used.

The Company signed with the Brazilian National Bank for Economic and Social Development (“BNDES”) a Credit Limit Opening Agreement (“CALC”), a Revolving Credit Limit, in the amount of up to R$3,000,000, to be disbursed in the coming years in forest, social and industrial investments. As of June 30, 2022, the line was available but not used.

All derivatives financial instruments were in the over-the-counter derivatives and do not require deposit of guarantee margins.

The remaining contractual maturities of financial liabilities are disclosed at the date of this financial information reporting date. The amounts as set forth below, consist in the undiscounted cash flows and include interest payments and exchange rate variation, and therefore may not be reconciled with the amounts disclosed in the balance sheet.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

	June 30,
	2022
	Book	Future	Up to 1	1 - 2		More than
	value	value	year	years	2 - 5 years	5 years
Liabilities
Trade accounts payables	4,036,414	4,036,414	4,036,414
Loans, financing and debentures	75,205,937	105,402,321	6,638,611	7,822,991	38,937,764	52,002,955
Lease liabilities	5,996,145	10,731,691	793,337	1,302,000	2,232,164	6,404,190
Liabilities for asset acquisitions and associates	2,170,267	2,216,014	1,898,542	102,924	137,106	77,442
Derivative financial instruments	5,291,710	8,435,684	753,571	1,740,424	5,941,689
Dividends payable	4,055	4,055	4,055
Other liabilities	142,749	142,749	57,929	84,820
	92,847,277	130,968,928	14,182,459	11,053,159	47,248,723	58,484,587

	December 31,
	2021
	Book	Future	Up to 1	1 - 2		More than
	value	value	year	years	2 - 5 years	5 years
Liabilities
Trade accounts payables	3,288,897	3,288,897	3,288,897
Loans, financing and debentures	79,628,629	111,723,608	6,357,717	5,761,795	36,672,089	62,932,007
Lease liabilities	5,893,194	10,676,580	937,964	1,780,115	1,632,555	6,325,946
Liabilities for asset acquisitions and associates	405,952	467,499	111,438	131,371	144,171	80,519
Derivative financial instruments	7,894,528	11,774,569	1,688,266	1,391,727	8,694,576
Dividends payable	919,073	919,073	919,073
Other liabilities	164,216	164,216	92,123	72,093
	98,194,489	139,014,442	13,395,478	9,137,101	47,143,391	69,338,472

4.3. Credit risk management

In the six-month period ended June 30, 2022, there were no significant changes in the credit risk management policies compared to those disclosed in the annual financial statements for the year ended of December 31, 2021 (Note 4).

4.4.Market risk management

In the six-month period ended June 30, 2022, there were no significant changes in the market risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2021 (Note 4).

4.4.1.Exchange rate risk management

As disclosed in the financial statements for the year ended December 31, 2021 (Note 4), the Company enter into U.S. Dollar selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over an 18-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

The assets and liabilities that are exposed to foreign currency, substantially in U.S. Dollars, are set forth below:

	June 30,	December 31,
	2022	2021
Assets
Cash and cash equivalents	7,459,784	13,411,978
Marketable securities	7,949,880	2,394,667
Trade accounts receivables	4,363,152	5,043,453
Derivative financial instruments	2,301,958	1,028,450
	22,074,774	21,878,548
Liabilities
Trade accounts payables	(849,543)	(605,557)
Loans and financing	(61,974,010)	(65,972,300)
Liabilities for asset acquisitions and associates	(2,028,019)	(273,179)
Derivative financial instruments	(5,221,054)	(7,362,631)
	(70,072,626)	(74,213,667)
	(47,997,852)	(52,335,119)

4.4.1.1.Sensitivity analysis – foreign exchange rate exposure – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to jointly evaluate assets and liabilities positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the translation into Brazilian Reais on the base date of the balance sheet (R$ to U.S.$ = R$5.2380).

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50%, before taxes.

The following table set forth the potential impacts in absolute amounts:

	June 30,
	2022
	Effect on profit or loss and equity
	Probable	Possible	Remote
	(base value)	(25%)	(50%)
Cash and cash equivalents	7,459,784	1,864,946	3,729,892
Marketable securities	7,949,880	1,987,470	3,974,941
Trade accounts receivable	4,363,152	1,090,788	2,181,576
Trade accounts payable	(849,543)	(212,386)	(424,772)
Loans and financing	(61,974,010)	(15,493,503)	(30,987,005)
Liabilities for asset acquisitions and associates	(2,028,019)	(507,005)	(1,014,010)

4.4.1.2.Sensitivity analysis – foreign exchange rate exposure – financial instruments derivatives

The Company hires sales operations of U.S. Dollar in the futures markets, including strategies with options, in order to ensure attractive levels of operating margins for a portion of revenue. These operations are limited to a percentage of the net foreign exchange surplus over the 18-month horizon or to investments in the Cerrado Project according to the extraordinary hedge described above and, therefore, are attached to the availability of ready-to-sell foreign exchange in the short term.

In addition to the operational hedge described above, the Company also taken debt hedge linked to the dollar and subject to exchange variation, seeking to adjust the debt's exchange rate index to the cash generation currency, as provided for in its financial policies.

For the calculation of mark-to-market (“MtM”), the exchange rate of the last business day of the quarter was used. These market movements caused a positive impact on the mark-to-market hedge position entered by the Company.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50%, before taxes, from the base scenario of the six-month period ended June 30, 2022.

It is important to mention that the impact caused by fluctuations in the exchange rate, whether positive or negative, will also affect the hedged asset. Therefore, even though there was a positive impact on the fair value of derivative transactions in the period, this impact was offset by the negative effect on the Company’s cash flow.

The following table set forth the potential impacts assuming these scenarios:

	June 30,
	2022
	Effect on profit or loss and equity
	Probable	Possible	Remote	Possible	Remote
	(base value)	(+25%)	(+50%)	(-25%)	(-50%)
	5,2380	6,5475	7,8570	3,9285	2,6190
Financial instruments derivatives
Derivatives options	894,576	(3,586,796)	(8,259,453)	4,729,741	10,207,242
Derivatives swaps	(2,880,213)	(3,313,087)	(6,626,174)	3,313,088	6,626,175
Derivatives Non-Deliverable Forward (‘NDF’)	(54,800)	(308,040)	(616,080)	308,040	616,081
Embedded derivatives	(24,033)	(75,903)	(151,805)	75,902	151,805

4.4.2.Interest rate risk management

Fluctuations in interest rates may imply effects of increased or reduced costs on new loans and operations already hired.

The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow.

Considering the extinction of LIBOR in June 2023, the Company is evaluating its contracts with clauses that envisage the discontinuation of the interest rate. Most debt contracts linked to LIBOR have some clause to replace this rate with a reference index or equivalent interest rate and, for contracts that do not have a specific clause, a renegotiation will be carried out between the parties. Derivative contracts linked to LIBOR provide for a negotiation between the parties for the definition of a new rate or an equivalent rate will be provided by the calculation agent.

It is worth mentioning that the clauses related to replacement of the indexes in the Company's debt contracts indexed to LIBOR, establish that any replacement of the indexation rate in the contracts can only be evaluated in two circumstances (i) after the communication from an official government entity with formalization of the replacement/extinguishment of the effective rate of the contract, and this communication must define the exact date on which LIBOR will be extinguished and / or (ii) syndicated operations begin to be executed at a rate indexed to the Secured Overnight Financing Rate (“SOFR”). Considering that on March 5, 2021, the Financial Conduct Authority (“FCA”) announced the date of extinction of LIBOR 3M for June 30, 2023, the Company can, from this announcement, began negotiations terms of exchange of indexes for its debt contracts and related derivatives.

The Company mapped all contracts subject to LIBOR reform that have yet to transition to an alternative benchmark rate in June 30, 2022 the Company has R$16,954,680 related to loan and financing contracts and R$19,672 related to derivative contracts and, initiated contact with the respective counterparties of each contract, to ensure that the terms and good market practices are adopted at the time of the transition of the index until June 2023, and these terms are still under negotiation between the parties.

The Company understands that it will not be necessary to change the risk management strategy due to the change in the indexes of the financial contracts linked to LIBOR.

The Company believes it is reasonable to assume that the negotiation of the indexes in its contracts, will move towards to the replacement of LIBOR by SOFR, because the SOFR is the new interest rate adopted by the capital market. Based on the information available, the Company does not expect to have significant impact on its debts and derivatives linked to LIBOR.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

4.4.2.1.Sensitivity analysis – exposure to interest rates – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody ("SELIC") and the London Interbank Offered Rate (“LIBOR”) which may impact the results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts in absolute amounts:

	June 30,
	2022
	Effect on profit or loss and equity
		Possible	Remote
	Probable	(25%)	(50%)
CDI/SELIC
Cash and cash equivalents	63,660	2,093	4,186
Marketable securities	3,860,517	126,914	253,829
Loans and financing	(8,729,853)	286,994	573,988

TJLP
Loans and financing	(348,203)	5,937	11,874

LIBOR
Loans and financing	(16,954,680)	96,860	193,719

4.4.2.2.Sensitivity analysis – exposure to interest rates – financial instruments derivatives

This analysis assumes that all other variables remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts assuming these scenarios:

	June 30,
	2022
	Effect on profit or loss and equity
		Probable	Remote	Probable	Remote
	Probable	(+25%)	(+50%)	(-25%)	(-50%)
CDI
Financial instruments derivatives
Liabilities
Derivative options	894,576	(412,025)	(791,030)	451,445	949,041
Derivative swaps	(2,880,213)	(22,700)	(44,586)	23,459	47,583
LIBOR
Financial instruments derivatives
Liabilities
Derivative swaps	(2,880,213)	239,558	478,665	(240,019)	(480,511)

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

4.4.2.3.Sensitivity analysis for changes in the consumer price index of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (US-CPI) was considered on June 30, 2022. The probable scenario was extrapolated considering an appreciation/depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively, in absolute amounts.

The following table set forth the potential impacts in absolute amounts:

	June 30,
	2022
	Effect on profit or loss and equity
	Probable	Possible	Remote
	(base value)	(25%)	(50%)
Embedded derivative in forestry partnership with standing wood supply agreements	(24,033)	34,007	70,205

4.4.3.Commodity price risk management

The Company is exposed to commodity prices that reflect mainly on the pulp sale price in the foreign market. The dynamics of opening and closing production capacities in the global market and the macroeconomic conditions may have an impact on the Company´s operating results.

Through a specialized team, the Company monitors the hardwood pulp price and analyses future trends, adjusting the forecast that aims to assisting preventive measures to properly conduct the different scenarios. There is no liquid financial market to sufficiently mitigate the risk of a material portion of the Company's operations. Hardwood pulp price protection operations available on the market have low liquidity and low volume and large distortion in price formation.

The Company is also exposed to international oil prices, which is reflected on logistical costs for selling to the export market and indirectly in the costs of other supplies and logistics and service contracts. In this case, the Company evaluates the contracting of derivative financial instruments to mitigate the risk of price variation in its result.

On June 30, 2022 and December 31, 2021, the Company did not hire position to hedge its logistics costs.

4.5.Derivative financial instruments

The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.

Details of derivative financial instruments and their respective calculation methodologies are disclosed in the annual financial statements for the year ended December 31, 2021 (Note 4).

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

4.5.1.Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value in U.S.$		Fair value
	June 30,	December 31,	June 30,	December 31,
	2022	2021	2022	2021
Instruments hired with protection strategy
Operational Hedge
ZCC	4,449,600	4,494,125	894,486	(187,788)
NDF (R$ x US$)	250,100	30,000	(59,758)	(7,043)

Debt hedge
Swap LIBOR to Fixed (U.S.$)	3,200,000	3,600,000	616,519	(395,675)
Swap IPCA to CDI (notional in Brazilian Reais)	843,845	843,845	289,721	249,653
Swap IPCA to Fixed (U.S.$)	121,003	121,003	(37,456)	(148,583)
Swap CDI x Fixed (U.S.$)	2,065,419	2,267,057	(3,100,446)	(5,230,612)
Pre-fixed Swap to U.S.$ (U.S.$)	350,000	350,000	(596,847)	(760,505)

Commodity Hedge
Swap US-CPI (U.S.$) (1)/(2)	121,345	590,372	(24,033)	28,165
			(2,017,814)	(6,452,388)

Current assets			1,710,964	470,261
Non-current assets			1,562,932	971,879
Current liabilities			(686,498)	(1,563,459)
Non-current liabilities			(4,605,212)	(6,331,069)
			(2,017,814)	(6,452,388)

1)	The embedded derivatives refers to swap contracts for the sale of price variations in United States Dollars and US-CPI within the term of the forest partnership with standing wood supply contracts.
2)

On December 31, 2021, it includes the transaction arising from the forestry partnership agreement with the supply of standing wood established between the Company and Parkia, which was settled in advance due to the transaction disclosed in note 1.2.4.

The current contracts and the respective protected risks are set forth below:

(i)	Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation in the Interbank Deposit rate (“DI”) for a fixed rate in United States Dollars (“US$”). The objective is to change the debt index in Brazilian Reais to US$, in compliance with the Company's natural exposure of receivables in US$.
(ii)	Swap IPCA x CDI: positions in conventional swaps exchanging variation of the Amplified Consumer Price Index (“IPCA”) for DI rate. The objective is to change the debt index in Reais, in compliance with the Company's cash position in Brazilian Reais, which is also indexed to DI.
(iii)	Swap IPCA x Fixed US$: positions in conventional swaps exchanging variation of the IPCA for a fixed rate in US$. The objective is to change the debt index in Brazilian Reais to US$, in compliance with the Company's natural exposure of receivables in US$.
(iv)	Swap LIBOR x Fixed US$: positions in conventional swaps exchanging post-fixed rate (LIBOR) for a fixed rate in US$. The objective is to protect the cash flow from changes in the US interest rate.
(v)	Pre Fixed Swap R$ x Fixed US$: positions in conventional swaps a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

(vi)	Zero-Cost Collar (“ZCC”): positions in an instrument that consists of the simultaneous combination of purchase of put options and sale of call options of US$, with the same principal and maturity value, with the objective of protecting the cash flow of exports. In this strategy, an interval is established where there is no deposit or receipt of financial margin upon expiration of options. The objective is to protect the cash flow of exports against decrease Real.
(vii)	Non Deliverable Forward (“NDF”): positions sold in futures contracts of US$ with the objective of protecting the cash flow of exports against the decrease in the Brazilian Real.
(viii)	Swap US-CPI: The embedded derivative refers to sale swap contracts of variations in the United States Dollar and US-CPI within the terms of the forest partnership and standing wood supply contracts.

The variation in the fair value of derivatives for the six-month period ended June 30, 2022 compared to the fair value measured on December 31, 2021 is explained substantially by appreciation of the Brazilian Real against the U.S. Dollar and by the settlements for the period. There were also impacts caused by the variations in the Pre, Foreign Exchange Coupon and LIBOR curves in transactions.

It is important to highlight that, the outstanding agreements in June 30, 2022, are over-the-counter market, without any kind of guaranteed margin or early settlement clause forced by changes from mark to market.

4.5.2.Fair value by maturity schedule

	June 30,	December 31,
	2022	2021
2022	73,920	(1,093,198)
2023	1,238,344	(282,499)
2024	(221,205)	(759,082)
2025	(1,422,268)	(2,096,449)
2026 onwards	(1,686,605)	(2,221,160)
	(2,017,814)	(6,452,388)

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

4.5.3.Outstanding of assets and liabilities derivatives positions

The outstanding derivatives positions are set forth below:

	Notional value			Fair value
		June 30,	December 31,	June 30,	December 31,
	Currency	2022	2021	2022	2021
Debt hedge
Assets
Swap CDI to Fixed (U.S.$)	R$	7,838,654	8,594,225	706,820	306,663
Swap Pre-Fixed to U.S.$	R$	1,317,226	1,317,226	39,268	76,279
Swap LIBOR to Fixed (U.S.$)	US$	3,200,000	3,600,000	677,517	130,104
Swap IPCA to CDI	IPCA	1,138,573	1,078,706	294,421	255,422
Swap IPCA to U.S.$	IPCA	608,935	576,917
				1,718,026	768,468
Liabilities
Swap CDI to Fixed (U.S.$)	US$	2,065,419	2,267,057	(3,807,266)	(5,537,275)
Swap Pre-Fixed to U.S.$	US$	350,000	350,000	(636,115)	(836,784)
Swap LIBOR to Fixed (U.S.$)	US$	3,200,000	3,600,000	(60,998)	(525,779)
Swap IPCA to CDI	R$	843,845	843,845	(4,700)	(5,769)
Swap IPCA to U.S.$	US$	121,003	121,003	(37,456)	(148,583)
				(4,546,535)	(7,054,190)
				(2,828,509)	(6,285,722)
Operational hedge
Zero cost collar (U.S.$ x R$)	US$	4,449,600	4,494,125	894,486	(187,788)
NDF (R$ x U.S.$)	US$	250,100	30,000	(59,758)	(7,043)
				834,728	(194,831)
Commodity hedge
Swap US-CPI (standing wood) (1)/(2)	US$	121,345	590,372	(24,033)	28,165
				(24,033)	28,165
				(2,017,814)	(6,452,388)

1)	The embedded derivatives refers to swap contracts for the sale of price variations in United States Dollars and US-CPI within the term of the forest partnership with standing wood supply contracts.

2)	On December 31, 2021, it includes the transaction arising from the forestry partnership agreement with the supply of standing wood established between the Company and Parkia, which was settled in advance due to the transaction disclosed in note 1.2.4.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

4.5.4.Fair value settled amounts

The settled derivatives positions are set forth below:

	June 30,	December 31,
	2022	2021
Operational hedge
Zero cost collar (R$ x U.S.$)	577,875	(1,269,231)
NDF (R$ x U.S.$)	8,000	1,399
	585,875	(1,267,832)
Commodity hedge
Swap VLSFO/other		(54,002)
		(54,002)
Debt hedge
Swap CDI to Fixed (U.S.$)	(222,068)	(266,268)
Swap IPCA to CDI (Brazilian Reais)	(455)	41,651
Swap IPCA to Fixed (U.S.$)		(4,819)
Swap Pre-Fixed to U.S.$	54,128	49,562
Swap LIBOR to Fixed (U.S.$)	(231,168)	(419,545)
	(399,563)	(599,419)
	186,312	(1,921,253)

4.6.Fair value hierarchy

Financial instruments are measured at fair value, which considers the fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

For the six-month period ended June 30, 2022, there were no changes between the 3 (three) levels of hierarchy and no transfers between levels 1, 2 and 3 during the periods disclosed.

	June 30,
	2022
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		3,273,896		3,273,896
Marketable securities	517,760	12,077,294		12,595,054
	517,760	15,351,190		15,868,950

Fair value through other comprehensive income
Other investments - CelluForce			26,301	26,301
			26,301	26,301

Biological assets			12,664,046	12,664,046
			12,664,046	12,664,046
	517,760	15,351,190	12,690,347	28,559,297

Liabilities
Fair value through profit or loss
Derivative financial instruments		5,291,710		5,291,710
		5,291,710		5,291,710
		5,291,710		5,291,710

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

	December 31,
	2021
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,442,140		1,442,140
Marketable securities	637,616	7,120,713		7,758,329
	637,616	8,562,853		9,200,469

Fair value through other comprehensive income
Other investments - CelluForce			28,358	28,358
			28,358	28,358

Biological assets			12,248,732	12,248,732
			12,248,732	12,248,732
	637,616	8,562,853	12,277,090	21,477,559

Liabilities
Fair value through profit or loss
Derivative financial instruments		7,894,528		7,894,528
		7,894,528		7,894,528
		7,894,528		7,894,528

4.7.Risks linked to climate change and the sustainability strategy

In the annual financial statements for the year ended December 31, 2021, the risks information linked to climate change and the sustainability strategy were disclosed, which did not change significant during the six-month period ended June 30, 2022.

4.8.Capital management

The main objective is to strengthen the Company’s capital structure, aiming to maintain an adequate financial leverage, and to mitigate risks that may affect the availability of capital in business development.

The Company monitors constantly significant indicators, such as, consolidated financial leverage, which is the ratio of total net debt to its adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

5.CASH AND CASH EQUIVALENTS

	Average yield	June 30,	December 31,
	p.a. %	2022	2021
Cash and banks (1)	1.59	6,826,207	11,720,774

Cash equivalents
Local currency
Fixed-term deposits (Compromised)	86.80% of CDI	63,660	14,506

Foreign currency
Fixed-term deposits (2)	1.48	822,214	1,855,496
		7,712,081	13,590,776

1)	Refers substantially to investments in foreign currency in the Sweep Account modality, which is a remunerated account, whose balance is applied and made available automatically and daily.

2)	Refers to Time Deposit applications, with maturity up to 90 days, which is a remunerated bank deposit with a specific maturity period.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

6.MARKETABLE SECURITIES

	Average yield	June 30,	December 31,
	p.a. %	2022	2021
In local currency
Private funds	106.55 of CDI	782,687	17,120
Public titles measured at fair value through profit or loss	101.71 of CDI	517,760	637,616
Private Securities (CDBs)	102.94 of CDI	3,085,464	4,456,828
Private Securities (CDBs) - Escrow Account (1)	102.70 of CDI	257,292	250,054
Other		1,971	2,044
		4,645,174	5,363,662
Foreign currency
Time deposits (2)	2.50	7,898,615	2,376,369
Other	2.86	51,265	18,298
		7,949,880	2,394,667
		12,595,054	7,758,329

Current		12,337,762	7,508,275
Non-Current		257,292	250,054

1)

Includes escrow account, which will be released only after obtaining the applicable governmental approvals and compliance by the Company with the precedent conditions related to transactions with (i) CMPC Celulose Riograndense SA (“CMPC”) as a result of the Losango Project, for sale land and forests, whose agreement was signed in December 2012 and (ii) Turvinho, for the sale of rural properties, whose agreement was signed in November 2020.

2)	Refers to Time Deposit investments, with maturity over 90 days, which is a remunerated bank deposit with a specific maturity period.

7.TRADE ACCOUNTS RECEIVABLE

7.1.Breakdown of balances

	June 30,	December 31,
	2022	2021
Domestic customers
Third parties	1,472,166	1,449,177
Related parties (Note 11) (1)	63,333	73,598

Foreign customers
Third parties	4,363,152	5,043,453

(-) Expected credit losses	(32,689)	(34,763)
	5,865,962	6,531,465

1)The balance refers to transactions with Ibema Companhia Brasileira de Papel.

The Company performs factoring transactions for certain customers’ receivables where, substantially all risks and rewards related to these receivables are transferred to the counterpart, so that these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and may be discontinued at any time without significant impact on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable as of June 30, 2022, is R$7,257,364 (R$6,121,316 as of December 31, 2021).

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

7.2.Breakdown of trade accounts receivable by maturity

	June 30,	December 31,
	2022	2021
Current	5,333,821	5,972,945
Overdue
Up to 30 days	489,035	518,115
From 31 to 60 days	24,417	15,359
From 61 to 90 days	4,274	3,087
From 91 to 120 days	2,903	1,453
From 121 to 180 days	3,228	3,779
From 181 days	8,284	16,727
	5,865,962	6,531,465

7.3.Rollforward of the expected credit losses

	June 30,	December 31,
	2022	2021
Beginning balance	(34,763)	(41,889)
Addition	(2,270)	(2,547)
Reversal	182	3,184
Write-off	3,533	7,078
Exchange rate variation	629	(589)
Ending balance	(32,689)	(34,763)

The Company maintains guarantees for overdue securities in its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy. Transactions carried out with clients classified as investment grade by the main risk rating agencies are also not considered in the expected credit losses.

7.4.Main customers

The Company has 1 (one) customer responsible for 12.43% of net sales of pulp segment and no customer responsible for more than 10% of net sales in the paper segment for the six-month period ended, 2022. The Company has 1 (one) customer responsible for 10.39% of net sales of pulp segment and no customer responsible for more than 10% of net sales in the paper segment for the year ended December 31, 2021.

8.INVENTORIES

	June 30,	December 31,
	2022	2021
Finished goods
Pulp
Domestic (Brazil)	631,277	748,588
Foreign	1,667,260	1,037,760
Paper
Domestic (Brazil)	319,439	315,068
Foreign	129,484	95,383
Work in process	86,502	96,140
Raw material
Wood	1,217,800	1,094,058
Operating supplies and packaging	660,175	571,505
Spare parts and other	836,158	678,983
	5,548,095	4,637,485

Inventories are disclosed net of estimated losses.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

8.1.Rollforward of estimated losses

	June 30,	December 31,
	2022	2021
Beginning balance	(91,258)	(79,885)
Addition (1)	(16,393)	(85,110)
Reversal	25,912	11,536
Write-off (2)	23,590	62,201
Ending balance	(58,149)	(91,258)

1)	Refers substantially to the (i) raw material in the amount of R$6,911 (R$38,136 as of December 31, 2021) and (ii) spare parts in the amount of R$8,865 (R$21,184 as of December 31, 2021).
2)	Refers mainly to the amounts of (i) raw material of R$20,157 (R$47,231 as of December 31, 2021), and (ii) spare parts in the amount of R$3,213 (R$9,529 as of December 31, 2021).

For the six-month period ended June 30, 2022 and for the year ended December 31, 2021, there were no inventory items pledged as collateral.

9.RECOVERABLE TAXES

	June 30,	December 31,
	2022	2021
IRPJ/CSLL – prepayments and withheld taxes	149,436	94,323
PIS/COFINS – on acquisition of property, plant and equipment (1)	86,538	94,108
PIS/COFINS – operations	377,504	331,203
PIS/COFINS – exclusion ICMS (2)	570,945	582,433
ICMS – on acquisition of property, plant and equipment (3)	135,515	129,081
ICMS – operations (4)	1,433,929	1,363,453
Reintegra program (5)	59,788	49,265
Other taxes and contributions	42,939	50,291
Provision for loss of ICMS credits (6)	(1,097,574)	(1,064,268)
	1,759,020	1,629,889

Current	422,129	360,725
Non-current	1,336,891	1,269,164

1)   Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is in connection with depreciation year of the corresponding asset.

2)    The Company and its associates filed legal actions over the years to recognize the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain operations for certain periods starting from March 1992.

3)   Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a linear basis over a four period, from the acquisition date, in accordance with the relevant regulation, ICMS Control on Property, Plant and Equipment (“CIAP”).

4)   ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products: Credits are concentrated in the State of Espírito Santo, Maranhão, Mato Grosso do Sul, São Paulo and Pará, where the Company realizes the credits through sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market.

5)   Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, to make them more competitive in foreign markets.

6)   Includes the provision for discount on sale to third parties of the accumulated ICMS credit in State of Maranhão and the provision for full loss of the low probability of realization of the units of States of Espírito Santo, Mato Grosso do Sul and Bahia due to the difficulty of its realization.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

9.1.Rollforward of provision for loss

ICMS
Balance as of December 31, 2020	(1,164,782)
Addition	(62,738)
Write-off	1,331
Reversal (1)	161,921
Balance as of December 31, 2021	(1,064,268)
Addition	(61,385)
Write-off	1,370
Reversal	26,709
Balance as of June 30, 2022	(1,097,574)

1)	Refers mainly to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.

10.ADVANCES TO SUPPLIERS

	June 30,	December 31,
	2022	2021
Forestry development program and partnerships	1,441,853	1,282,763
Advance to suppliers - others	64,115	59,564
	1,505,968	1,342,327

Current	64,115	59,564
Non-current	1,441,853	1,282,763

In the annual financial statements for the year ended December 31, 2021, the characteristics of the advances were disclosed, which did not change during the six-month period ended June 30, 2022.

11.RELATED PARTIES

The Company's commercial and financial operations with controlling shareholder and Companies owned by controlling shareholder Suzano Holding S.A. ("Suzano Group"). For transactions with related parties, it is determined that the specific prices and conditions for these transactions are observed, as well as the corporate governance practices adopted by the Company and those recommended and/or required by the legislation.

The transactions refers mainly to:

Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) dividends receivable; (iii) reimbursement for expenses; (iv) social services and (v) dividends receivable.

Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting and (v) dividends payable.

Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.

For the six-month period ended June 30, 2022, there were no material changes in the terms of the agreements, deal and transactions entered into, nor were there any new contracts, agreements or transactions of different natures entered into between the Company and its related parties in relation to those disclosed in the annual financial statements for the year ended December 31, 2021.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

11.1.Balances recognized in assets and liabilities and amounts transacted in the period

	Assets		Liabilities		Financial result, net		Sales (purchases), net
	June 30,	December 31,	June 30,	December 31,	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021	2022	2021	2022	2021
Transactions with controlling shareholders
Managements and related persons				(22,875)
Alden Fundo de Investimento em Ações				(17,701)
Controller				(131,841)
Suzano Holding	5	2		(248,789)			30	(1,303)
	5	2		(421,206)			30	(1,303)

Transactions with companies of the Suzano Group and other related parties
Management (expect compensation - note 11.2)	8			(9)			(15)	(118)
Bexma Participações Ltda	1	1					4	20
Bizma Investimentos Ltda		1					4	4
Ensyn Technologies						1
Fundação Arymax							1	1
Ibema Companhia Brasileira de Papel (1)	64,179	80,511	(4,199)	(6,288)			90,916	(3,346)
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	6	1	(17)				(2,267)	(2,242)
IPLF Holding S.A.							2	8
Nemonorte Imóveis e Participações Ltda			(15)				(105)	(92)
Other shareholders			(4,055)	(497,867)
	64,194	80,514	(8,286)	(504,164)		1	88,540	(5,765)
	64,199	80,516	(8,286)	(925,370)		1	88,570	(7,068)

Assets
Trade accounts receivable (Note 7)	63,333	73,598
Dividends receivable		6,604
Other assets	866	314
Liabilities
Trade accounts payable (Note 17)			(4,231)	(6,288)
Dividends payable			(4,055)	(919,073)
Other liabillities				(9)
	64,199	80,516	(8,286)	(925,370)

1) Refers mainly to the sale of pulp.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

11.2.Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set for the below:

	June 30,	June 30,
	2022	2021
Short-term benefits
Salary or compensation	24,741	23,665
Direct and indirect benefits	464	407
Bonus	3,516	3,274
	28,721	27,346
Long-term benefits
Share-based compensation plan	25,726	48,042
	25,726	48,042
	54,447	75,388

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of the Management, in accordance with the specific regulations as disclosed in Note 22.

12.INCOME AND SOCIAL CONTRIBUTION TAXES

12.1.Deferred taxes

The Company calculates income tax and social contribution taxes, current and deferred, based on the rates of 15% plus an additional 10% on taxable income in excess of R$240 for IRPJ and 9% for CSLL, on the net income. Balances are recognized in the Company's income on the accrual basis.

Associates located in Brazil have their taxes calculated and provisioned in accordance with current legislation and their specific tax regime, including, in some cases, presumed profit method. The associates located abroad are taxed in their respective jurisdictions, according to local regulations.

Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.

In Brazil, the Law nº. 12,973/14 revoked article 74  of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in associate, direct and indirect, located abroad, equivalent to the profit earned by it before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity located in Brazil, at each year ended.

Management’s Company believes on the validity of the provisions of international treaties entered into Brazil to avoid double taxation. In order to guarantee its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims at a non-double taxation, in Brazil, of profit earned by its associate located in Austria, according to Law n°. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the records of the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, in determining of taxable income and social contribution basis of the net profit of the Company for the six-month period ended June 30, 2022. There is no provision for tax related to the profit of such associate in 2022.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

12.1.1.Deferred income and social contribution taxes

	June 30,	December 31,
	2022	2021
Tax loss	1,262,655	1,156,876
Negative tax basis of social contribution	462,012	411,074

Assets temporary differences
Provision for judicial liabilities	208,797	249,345
Operating provisions and other losses	910,580	965,130
Exchange rate variation	4,949,546	6,555,202
Derivatives losses ("MtM")	684,371	2,193,693
Amortization of fair value adjustment on business combination	690,809	699,535
Unrealized profit on inventories	315,563	298,888
Leases	339,827	373,372
	9,824,160	12,903,115

Liabilities temporary differences
Goodwill - Tax benefit on unamortized goodwill	884,796	746,489
Property, plant and equipment - deemed cost	1,269,389	1,316,859
Accelerated tax depreciation	906,997	944,949
Borrowing cost	131,245	99,399
Fair value of biological assets	437,938	430,966
Deferred taxes, net of fair value adjustment	413,050	427,313
Tax credits - gains in tax lawsuit (exclusion of ICMS from the PIS and COFINS contribution tax basis)	194,121	198,027
Provision of deferred taxes on results of associates abroad	170,135
Other temporary differences	12,745	9,184
	4,420,416	4,173,186

Non-current assets	5,404,862	8,729,929
Non-current liabilities	1,118

Tax losses and accelerated tax depreciation are only achieved by the Income Tax (“IRPJ”), and the negative basis of social contribution only by CSLL, other tax bases were subject to both taxes.

12.1.2.Breakdown of accumulated tax losses and social contribution tax loss carryforwards

	June 30,	December 31,
	2022	2021
Tax loss carry forward	5,050,620	4,627,504
Negative tax basis of social contribution carryforward	5,133,467	4,567,489

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

12.1.3.Rollforward of deferred tax assets

	June 30,	December 31,
	2022	2021
Beginning balance	8,729,929	8,676,432
Tax loss	105,779	143,868
Negative tax basis of social contribution	50,938	81,662
Provision for judicial liabilities	(40,548)	16,245
Reversal of operating provisions and other losses	(54,550)	(53,467)
Exchange rate variation	(1,605,656)	442,296
Derivative gains (“MtM”)	(1,509,322)	(110,140)
Amortization of fair value adjustment on business combination	5,537	22,996
Unrealized profit on inventories	16,675	122,041
Lease	(33,545)	86,306
Goodwill - Tax benefit on unamortized goodwill	(138,307)	(276,614)
Property, plant and equipment - deemed cost	47,470	68,783
Accelerated tax depreciation	37,952	80,187
Borrowing cost	(31,846)	10,637
Fair value of biological assets	(6,972)	(225,586)
Deferred taxes on the result of associates abroad	(170,135)	(33,893)
Credits on exclusion of ICMS from the PIS/COFINS tax base	3,906	(154,468)
Other temporary differences	(3,561)	(167,356)
Ending balance	5,403,744	8,729,929

12.2.Reconciliation of the effects of income tax and social contribution on profit or loss

	June 30,	June 30,
	2022	2021
Net income (loss) before taxes	13,937,137	9,888,881
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	(4,738,627)	(3,362,220)

Tax effect on permanent differences
Taxation (difference) on profit of associates in Brazil and abroad (1)	1,473,037	1,162,607
Equity method	3,164	30,724
Thin capitalization (2)	(198,725)	(364,176)
Credit related to Reintegra Program	3,677	3,615
Director bonus	(11,176)	(14,096)
Tax incentives (3)	22,464	3,886
Donations, fines and other	(3,052)	(67,781)
	(3,449,238)	(2,607,441)
Income tax
Current	(116,819)	(148,847)
Deferred	(2,446,211)	(1,806,012)
	(2,563,030)	(1,954,859)
Social Contribution
Current	(5,818)	(6,816)
Deferred	(880,390)	(645,766)
	(886,208)	(652,582)
Income and social contribution benefits (expenses) on the period	(3,449,238)	(2,607,441)

Effective rate of income and social contribution tax expenses	24.75%	26.37%

1)	The effect of the difference in taxation of associates is substantially due to the difference between the nominal rates of Brazil and associates abroad.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

2)

The Brazilian thin capitalization rules establish that interest paid or credited by a Brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity and when determined limits and requirements are met. On June 30, 2022 and December 31, 2021, the Company did not meet all limits and requirements therefore the expense is not deductible for the period.

3)

Income tax and social contribution deduction on profit or loss referring to the use of the (i) tax incentives applicable to ICMS (ii) exploitation profit (iii) PAT benefit (“Worker Food Program”) and (v) extension of maternity and paternity leave.

12.3.Tax incentives

Company has a tax incentive for the partial reduction of the income tax obtained by the operations carried out in areas of the Northeast Development Superintendence (“SUDENE”) in the Mucuri (BA), Eunápolis – Veracel (BA), Imperatriz (MA) and Aracruz – Portocel (ES) regions and in areas of the Superintendence of the Amazon Development (“SUDAM”) in the Belém (PA) regions. The IRPJ reduction incentive is calculated based on the activity profit (exploitation profit) and considers the allocation of the operating profit by the incentive production levels for each product. The incentive of lines 1 and 2 of Mucuri (BA) facility expire, respectively, in 2024 and 2027, Imperatriz facility, expire in 2024, Eunápolis – Veracel (BA) and Belém (PA) facility, expire in 2025 and Aracruz - Portocel (ES), expire in 2030.

13.BIOLOGICAL ASSETS

The rollforward of biological assets is set forth below:

Balances on December 31, 2020	11,161,210
Addition	3,807,608
Depletion	(3,189,726)
Transfers	23,471
Gain on fair value adjustment	763,091
Disposal	(211,433)
Other write-offs	(105,489)
Balances on December 31, 2021	12,248,732
Addition	2,135,997
Depletion	(1,821,352)
Gain on fair value adjustment	171,618
Disposal	(54,494)
Other write-offs	(16,455)
Balances on June 30, 2022	12,664,046

The calculation of fair value of the biological assets falls under Level 3 in the hierarchy set forth in IFRS 13 — Measurement of Fair Value, due to the complexity and structure of calculation.

The main assumptions such as Average annual growth (“IMA”), discount rate, and average gross selling price of eucalyptus, stand out as the main, notably being the most sensitive where increases or reductions in these assumptions generate significant gains or losses in the measurement of fair value.

The assumptions and data used in measurement of the fair value of biological assets were:

i)	Average cycle of forest formation of 6 and 7 years;
ii)	Effective area of forest from the 3rd year of planting;
iii)

IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, silvicultural practices and forest management, production potential, climate factors and ground conditions;

iv)

The estimated average standard cost per hectare includes expenses on silvicultural and forest management, applied to each year of formation of the biological cycle of forests, plus costs of land lease agreements and opportunity cost of own land;

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

v)	The average gross selling prices of eucalyptus, which were based on specialized research on transactions carried and out by the Company with independent third parties; and
vi)	The discount rate used in cash flows is measured based on capital structure and other economic assumptions in an independent market participant in the sale of standing wood (forests).

The table below discloses the measurement of the premises adopted:

	June 30,	December 31,
	2022	2021
Planted useful area (hectare)	994,314	1,060,806
Mature assets	133,631	138,739
Immature assets	860,683	922,067
Average annual growth (IMA) - m3/hectare /year	36.08	37.58
Average gross sale price of eucalyptus - R$/m3	79.24	76.38
Discount rate - %	9.2%	8.9%

The pricing model considers net cash flows, after deduction of taxes on profit at the applicable rates.

The fair value adjustment justified by variation of indicators mentioned above, which combined, resulted in a positive variation of R$171,618 recognized under other operating income (expense), net (Note 29).

	June 30,	December 31,
	2022	2021
Physical changes	(710,268)	148,190
Price	881,886	614,901
	171,618	763,091

The Company manages the financial and climate risks related to agricultural activities in a preventive manner. To reducing risks from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses.

The Company has no biological assets pledged in the six-month period ended June 30, 2022 and year ended December 31, 2021.

14.INVESTMENTS

14.1.Investments breakdown

	June 30,	December 31,
	2022	2021
Investments in associates and joint ventures	291,455	263,965
Goodwill	233,534	231,743
Other investments evaluated at fair value through other comprehensive income - Celluforce	26,301	28,358
	551,290	524,066

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

14.2.Investments in associates and joint ventures

	Information of joint ventures as of			Company participation
	June 30,					In the income(expense) of
	2022			Carrying amount		the period
		Income
		(expense)	Participation
		of the	equity	June 30,	December 31,	June 30,	June 30,
	Equity	period	(%)	2022	2021	2022	2021
Associate
Ensyn Corporation	18,802	21,051	26.59%	4,934	4,222	5,597	(3,013)
Spinnova Plc (1)	623,957	(25,859)	19.10%	119,425	125,653	(4,939)	(15,454)
				124,359	129,875	658	(18,467)

Joint ventures
Domestic (Brazil)
Ibema Companhia Brasileira de Papel	252,912	17,563	49.90%	126,203	117,439	8,764	17,218
Foreign
F&E Technologies LLC	10,502		50.00%	5,251	5,594
Woodspin Oy	71,285	(2)	50.00%	35,642	11,057	(1)
				167,096	134,090	8,763	17,218

Other movements				26,301	28,358	(114)	90,867
				26,301	28,358	(114)	90,867
				317,756	292,323	9,307	89,618

1)Average share price quoted on the NFNGM is EUR6.80 (six Euros and eighty cents) in the six-month period ended June 30, 2022.

15.PROPERTY, PLANT AND EQUIPMENT

			Machinery,
			equipment and	Work in
	Lands	Buildings	facilities	progress	Other (1)	Total
Average rate %		3,55	5.91		16.05

Cost
Balance as of December 31, 2020	9,912,305	9,203,134	43,184,495	883,384	1,059,595	64,242,913
Additions	38,786		319,887	1,768,938	22,973	2,150,584
Write-offs (2)	(539,528)	(1,656)	(253,341)	(1,323)	(13,763)	(809,611)
Transfer and other (3)	379,539	214,340	698,591	(1,047,084)	35,796	281,182
Balance as of December 31, 2021	9,791,102	9,415,818	43,949,632	1,603,915	1,104,601	65,865,068
Additions (4)	4,910	223	170,809	3,217,890	4,050	3,397,882
Acquisition of subsidiaries (5)	3,449,637				107	3,449,744
Write-offs	(8,238)	(207)	(36,291)		(4,287)	(49,023)
Transfer and other (3)	193,628	94,895	401,604	(752,118)	68,293	6,302
Balance as of June 30, 2022	13,431,039	9,510,729	44,485,754	4,069,687	1,172,764	72,669,973

Depreciation
Balance as of December 31, 2020		(3,245,786)	(21,176,572)		(663,665)	(25,086,023)
Additions		(331,691)	(2,356,184)		(120,796)	(2,808,671)
Write-offs		495	186,775		11,535	198,805
Transfer		(115)	1,145		(506)	524
Balance as of December 31, 2021		(3,577,097)	(23,344,836)		(773,432)	(27,695,365)
Additions		(153,259)	(1,172,202)		(56,897)	(1,382,358)
Write-offs		194	21,899		2,808	24,901
Transfer			36			36
Balance as of June 30, 2022		(3,730,162)	(24,495,103)		(827,521)	(29,052,786)

Book value
Balance as of December 31, 2021	9,791,102	5,838,721	20,604,796	1,603,915	331,169	38,169,703
Balance as of June 30, 2022	13,431,039	5,780,567	19,990,651	4,069,687	345,243	43,617,187

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

1)	Includes vehicles, furniture and utensils and computer equipment.
2)	In 2021, includes mainly, the write-off for the sale of rural properties to Turvinho, whose agreement was signed in November 2020.
3)	Includes transfers carried out between the items of property, plant and equipment, intangible and inventories. In 2021, it also includes transfers from the sale of rural properties to those held for sale, as a result of the contract signed with Turvinho.
4)	The addition in progress refers substantially to the Cerrado Project.
5)	Balance from acquisition of all the shares of the Parkia structure companies, held on April 28, 2022 (note 1.2.4.).

For the six-month period ended June 30, 2022, the Company evaluated the business, market and climate impacts and did not identify any trigger to perform the impairment test of property, plant and equipment.

15.1.Items pledged as collateral

For the six-month period ended June 30, 2022, property, plant and equipment items that are pledge as collateral for loans transactions and lawsuits, consisting substantially of the units of, Imperatriz, Limeira, Mucuri, Suzano and Três Lagoas totaled R$18,894,922 (R$19,488,481 in the same units as of December 31, 2021).

15.2.Capitalized expenses

For the six-month period ended June 30, 2022, the Company capitalized loan costs in the amount of R$108,972 (R$18,624 as of December 31, 2021). The weighted average interest rate, adjusted by the equalization of exchange rate effects, utilized to determine the capitalized amount was 13.18% p.a. (12.04% p.a. as of December 31, 2021).

16.INTANGIBLE

16.1.Goodwill and intangible assets with indefinite useful life

	June 30,	December 31,
	2022	2021
Facepa	119,332	119,332
Fibria	7,897,051	7,897,051
Other (1)	3,405	3,216
	8,019,788	8,019,599

1)	Refers to other intangible assets with indefinite useful life such as servitude of passage and electricity.

The goodwill is based on expected future profitability supported by valuation reports, after purchase price allocation.

Goodwill are allocated to cash-generating units as presented in Note 28.4.

For the six-month period ended June 30, 2022, the Company did not identify any trigger to perform the impairment test.

16.2.Intangible assets with determined useful life

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

		June 30,	December 31,
		2022	2021
Beginning balance		8,014,740	8,741,949
Additions		69,100	285,278
Write-offs		(51)
Amortization		(482,362)	(973,516)
Transfers and others		3,186	(38,971)
Ending balance		7,604,613	8,014,740
Represented by	Average rate %
Non-compete agreement	5.00 and 46.10	5,239	5,394
Ports concession	4.26	194,735	199,658
Lease agreements	16.90	18,123	21,873
Supplier agreements	12.90	62,961	70,368
Port service contracts	4.23	594,286	609,283
Cultivars	14.29	71,372	81,568
Trademarks and patents	10.00	12,502	14,071
Customer portfolio	9.09	6,157,350	6,567,840
Supplier agreements	17.64	26,710	31,993
Software	20.00	101,630	121,312
Others	8.10	359,705	291,380
		7,604,613	8,014,740

For the six-month period ended June 30, 2022, the Company did not identify any trigger to perform the impairment test of intangible assets with determined useful life.

17.TRADE ACCOUNTS PAYABLE

	June 30,	December 31,
	2022	2021
In local currency
Related party (Note 11.1) (1)	4,230	6,288
Third party	3,182,641	2,677,052
In foreign currency
Third party	849,543	605,557
	4,036,414	3,288,897

1)	The balance refers, substantially, to transactions with Ibema Companhia Brasileira de Papel.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

18.LOANS, FINANCING AND DEBENTURES

18.1.Breakdown by type

			Current		Non-current		Total
		Average
		annual
		interest rate -	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
Type	Interest rate	%	2022	2021	2022	2021	2022	2021
In foreign currency
BNDES	UMBNDES	4.97	13,472	14,399	4,478	11,952	17,950	26,351
Bonds	Fixed	4.99	905,664	972,053	43,426,332	46,253,007	44,331,996	47,225,060
Export credits ("export prepayment")	LIBOR/Fixed	4.08	795,964	818,896	16,832,931	17,916,691	17,628,895	18,735,587
Others			2,873	782			2,873	782
			1,717,973	1,806,130	60,263,741	64,181,650	61,981,714	65,987,780
In local currency
BNDES	TJLP	8.33	73,780	67,499	272,269	312,077	346,049	379,576
BNDES	TLP	11.02	32,632	32,854	943,144	703,502	975,776	736,356
BNDES	Fixed	4.75	24,242	24,672	10,532	22,611	34,774	47,283
BNDES	SELIC	5.83	49,628	35,086	794,341	782,685	843,969	817,771
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	11.19	1,452,508	1,561,639	1,164,331	1,687,560	2,616,839	3,249,199
NCE ("Export credit note")	CDI	12.52	64,434	39,535	1,276,973	1,276,330	1,341,407	1,315,865
NCR ("Rural producer certificate")	CDI	12.75	11,468	7,335	273,990	273,852	285,458	281,187
Export credits (“export prepayment”)	Fixed	8.06	23,400	77,694	1,315,275	1,314,737	1,338,675	1,392,431
Debentures	CDI	14.21	31,109	21,980	5,419,602	5,418,088	5,450,711	5,440,068
Others (Working capital and Industrial Development Fund ("FDI") and fair value adjustment on business combination)			(9,435)	(18,887)			(9,435)	(18,887)
			1,753,766	1,849,407	11,470,457	11,791,442	13,224,223	13,640,849
			3,471,739	3,655,537	71,734,198	75,973,092	75,205,937	79,628,629

Interest on financing			1,162,959	1,204,490			1,162,959	1,204,490
Non-current funding			2,308,780	2,451,047	71,734,198	75,973,092	74,042,978	78,424,139
			3,471,739	3,655,537	71,734,198	75,973,092	75,205,937	79,628,629

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

18.2.Rollforward in loans, financing and debentures

	June 30,	December 31,
	2022	2021
Beginning balance	79,628,629	72,899,882
Fundraising, net issuances	265,090	16,991,962
Interest accrued	1,851,948	3,207,278
Premium with early settlement		260,289
Monetary and exchange rate variation, net	(3,812,954)	4,847,320
Settlement of principal	(853,625)	(15,469,423)
Settlement of interest	(1,919,402)	(2,953,573)
Payment of premium with early settlements		(260,289)
Amortization of fundraising costs	36,799	103,246
Others (fair value adjustment on business combination)	9,452	1,937
Ending balance	75,205,937	79,628,629

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

18.3.Breakdown by maturity – non current

						2028
	2023	2024	2025	2026	2027	onwards	Total
In foreign currency
BNDES	4,478						4,478
Bonds			1,764,328	2,723,908	3,627,349	35,310,747	43,426,332
Export credits (“export prepayment”)		1,978,800	5,738,520	5,060,702	4,054,909		16,832,931
	4,478	1,978,800	7,502,848	7,784,610	7,682,258	35,310,747	60,263,741
In local currency
BNDES – TJLP	27,560	47,725	97,686	84,598	7,010	7,690	272,269
BNDES – TLP	19,075	38,149	36,902	42,528	111,278	695,212	943,144
BNDES – Fixed	6,522	4,010					10,532
BNDES – Selic	31,017	53,064	191,050	191,095	24,641	303,474	794,341
CRA (“Agribusiness Receivables Certificates”)	1,164,331						1,164,331
NCE (“Export credit note”)			640,800	636,173			1,276,973
NCR (“Rural producer certificate”)			137,500	136,490			273,990
Export credits (“export prepayment”)		1,315,275					1,315,275
Debentures			2,340,550	2,331,068		747,984	5,419,602
	1,248,505	1,458,223	3,444,488	3,421,952	142,929	1,754,360	11,470,457
	1,252,983	3,437,023	10,947,336	11,206,562	7,825,187	37,065,107	71,734,198

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

18.4.Breakdown by currency

	June 30,	December 31,
	2022	2021
Brazilian Reais	13,213,976	13,629,978
U.S. Dollar	61,974,010	65,972,300
Currency basket	17,951	26,351
	75,205,937	79,628,629

18.5.Fundraising costs

The fundraising costs are amortized based on terms agreements and effective interest rate.

			Balance to be amortized
			June 30,	December 31,
Type	Cost	Amortization	2022	2021
Bonds	434,970	206,392	228,578	261,006
CRA and NCE	125,222	109,000	16,222	21,606
Export credits (“export prepayment”)	191,710	103,950	87,760	110,817
Debentures	24,467	12,969	11,498	13,012
BNDES	63,588	50,428	13,160	13,473
Others	18,147	17,137	1,010	1,148
	858,104	499,876	358,228	421,062

18.6.Relevant transactions entered into the period

18.6.1.BNDES

On March 29, 2022, the Company raised with BNDES the amount of R$243,000 indexed by the interest rate Long-Term Rate ("TLP"), plus fixed interest of 2.33% p.a., with 2 (two) years grace period for principal and maturity in May 2036. The funds were allocated to projects in the industrial area.

18.7.Relevant transactions settled in the period

18.7.1.CRA settlement

On January 14, 2022, the Company settled a CRA contract , in the amount of R$761,572 (principal and interest) , with original maturity in January 2022 at a cost of 99% p.a. of the Interbank Deposit rate (“DI”).

18.8.Guarantees

Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment are offered by the Company, as disclosed in Note 15.1.

The Company does not have contracts with restrictive financial clauses (financial covenants) to be complied with.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

19.LEASE

19.1.Right of use

The rollforward is set forth below:

		Machines and		Ships and
	Lands	equipment’s	Buildings	boats	Vehicles	Total
Balance as of December 31, 2020	2,288,061	85,265	90,984	1,877,319	2,449	4,344,078
Additions/updates	885,272	20,646	52,140	1,861	4,600	964,519
Depreciation (1)	(304,922)	(19,447)	(54,714)	(125,190)	(4,319)	(508,592)
Write-offs				(5,982)		(5,982)
Balance as of December 31, 2021	2,868,411	86,464	88,410	1,748,008	2,730	4,794,023
Additions/updates	435,804	30,829	16,876		38	483,547
Depreciation (1)	(169,424)	(18,196)	(29,967)	(62,449)	(1,074)	(281,110)
Balance as of June 30, 2022	3,134,791	99,097	75,319	1,685,559	1,694	4,996,460

1)	The amount of depreciation related to land is reclassified to biological assets to compose the formation cost.

For the six-month period ended June 30, 2022, the Company is not committed to lease agreements not yet in force.

19.2.Lease liabilities

The balance of lease payables for the six-month period ended June 30, 2022, measured at present value and discounted by the respective discount rates are set forth below:

	Average rate -		Present value of
Nature of agreement	% p.a. (1)	Maturity (2)	liabilities
Lands and farms	12.37	September/2049	3,300,626
Machines and equipment’s	11.22	April/2035	178,156
Buildings	10.38	May/2031	61,971
Ships and boats	11.39	February/2039	2,453,977
Vehicles	10.04	October/2023	1,415
			5,996,145

1)	To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms like the lease agreements.
2)	Refers to the original maturities of the agreements and, therefore, do not consider eventual renewal clause.

The Company had subleasing transaction of 2 (two) ships, which were in force since February 8, 2021, which ended in January 2022, and a second transaction started on May 11, 2021, which ended in May 2022. There will be no renewal of any of the transactions.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

The rollforward is set forth below:

Balance as of December 31, 2020	5,191,760
Additions	964,519
Write-offs	(5,982)
Payments	(1,012,137)
Accrual of financial charges (1)	560,619
Exchange rate variation	194,415
Balance as of December 31, 2021	5,893,194
Additions	483,547
Payments	(499,372)
Accrual of financial charges (1)	295,067
Exchange rate variation	(176,291)
Balance as of June 30, 2022	5,996,145

Current	625,680
Non-current	5,370,465

1)	On June 30, 2022, the amount of R$84,470 related to interest expenses on leased lands was capitalized to biological assets to compose the formation cost (R$132,685 as of December 31, 2021).

The maturity schedule of future payment not discounted to present value related to lease liabilities is disclosed in Note 4.2.

19.2.1.Amounts recognized in the statement of income for the period

The amounts recognized are set for the below:

	June 30,	June 30,
	2022	2021
Expenses relating to short-term assets	1,038	4,329
Expenses relating to low-value assets	571	2,950
	1,609	7,279

20.PROVISION FOR JUDICIAL LIABILITIES

The Company is involved in certain legal proceedings arising from the normal course of business, which include tax, social security, labor, civil, environment and real estate risks.

The Company classifies the risk of unfavorable decisions in the legal proceedings, based on legal advice, which reflect the estimated probable losses.

The Company’s Management believes that, based on the elements existing at the base date of these unaudited condensed consolidated interim financial information, its provision for tax, social security, civil, environment and labor risks, accounted for according to IAS 37 is enough to cover estimated losses related to its legal proceedings, as set forth below:

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

20.1.Rollforward and changes in the provisions according to the nature of the proceedings for probable losses, net of judicial deposits

	June 30,
	2022
	Tax and		Civil,	Contingent
	social		environment	liabilities
	security	Labor	and real estate	assumed (1) (2)	Total
Balance provision at the beginning of the period	477,096	178,925	82,592	2,694,541	3,433,154
Payments	(14,450)	(20,416)	(715)		(35,581)
Write-off	(1,948)	(12,803)	(207)	(17,392)	(32,350)
Additions	6,301	61,553	10,105		77,959
Monetary adjustment	10,316	7,544	9,107		26,967
Balance provision	477,315	214,803	100,882	2,677,149	3,470,149
Judicial deposits	(146,937)	(16,322)	(21,891)		(185,150)
Balance provision at the end of the period	330,378	198,481	78,991	2,677,149	3,284,999

1)	Amounts arising from lawsuits with probability of loss possible and remote, of tax nature in the amount of R$2,479,208 and civil in the amount of R$197,941, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3- Business Combination.

2)	Reversal due to a change in prognosis and/or settlement.

	December 31,
	2021
	Tax and		Civil,	Contingent
	social		environment	liabilities
	security	Labor	and real estate	assumed (1) (2)	Total
Balance provision at the beginning of the year	476,070	217,180	50,368	2,709,253	3,452,871
Payments	(21,155)	(37,368)	(49,519)		(108,042)
Write-off	(5,807)	(105,366)	(9,249)	(14,712)	(135,134)
Additions	17,718	88,777	79,245		185,740
Monetary adjustment	10,270	15,702	11,747		37,719
Balance provision	477,096	178,925	82,592	2,694,541	3,433,154
Judicial deposits	(135,590)	(45,302)	(19,650)		(200,542)
Balance provision at the end of the year	341,506	133,623	62,942	2,694,541	3,232,612

1)	Amounts arising from lawsuits with probability of loss possible and remote, of tax nature in the amount of R$2,496,358 and civil in the amount of R$198,183, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 - Business Combination.
2)	Reversal due to a change in prognosis and/or settlement.

20.1.1.Tax and social security

For the six-month period ended June 30, 2022, the Company has 49 (forty-nine) (50 (fifty) as of December 31, 2021) administrative and judicial lawsuits of a tax and social security nature in which the disputed matters related, Income Tax (“IRPJ”), Social Contribution (“CSLL”), Social Integration Program (“PIS”), Social Security Funding Contribution (“COFINS”), Social Security Contribution, Tax on Sales and Services (“ICMS”), among others whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

20.1.2.Labor

For the six-month period ended June 30, 2022, the Company has 1.136 (one thousand, one hundred and thirty-six) ((987 (nine hundred eighty-seven) as of December 31, 2021) labor lawsuits.

In general, labor lawsuits are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

20.1.3.Civil, environment and real estate

For the six-month period ended June 30, 2022, the Company has 60 (sixty) (57 (fifty-seven) as of December 31, 2021) civil, environmental and real estate lawsuits.

Civil, environment and real estate proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

20.2.Contingencies with possible losses

The Company is involved in tax, civil and labor lawsuits, for which losses have been assessed as possible by Management with the support from legal counsel and therefore no provision was recorded:

	June 30,	December 31,
	2022	2021
Taxes and social security (1)	7,800,026	7,539,938
Labor	202,061	211,767
Civil and environment (1)	4,067,898	3,691,778
	12,069,985	11,443,483

1)	The amounts above do not include the fair value adjustment allocated to probable contingencies of R$2,645,908 (R$2,515,486 as of December 31, 2021), which were recorded at fair value resulting from business combinations with Fibria, in accordance with paragraph 23 of IFRS 3 - Business Combination, as presented in note 20.1.1. above.

In the six-month period ended June 30, 2022, there were no significant changes in the main nature of these contingencies compared to those disclosed in the annual financial statements for the year ended December 31, 2021 (Note 20).

20.3.Contingent assets

In the six-month period ended June 30, 2022, there were no significant changes in main nature of these contingencies compared to those disclosed in the annual financial statements for the year ended December 31, 2021 (Note 20).

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

21.EMPLOYEE BENEFIT PLANS

The Company offers supplementary pension plan and defined benefit plan, such as medical assistance and life insurance. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2021 (Note 21), which did not change during the six-month period ended June 30, 2022.

21.1.Pension plan

Contributions made by the Company, for Suzano Prev pension plan managed by BrasilPrev, for the six-month period ended June 30, 2022 amounted R$7,308 (R$6,706 as of June 30, 2021) recognized in under cost of sales, selling and general and administrative expenses.

21.2.Defined benefits plan

The Company offers medical assistance and life insurance in addition to the pension plans, which are measured by actuarial calculation and recognized in the unaudited condensed consolidated interim financial information.

The rollforward of actuarial liability prepared based on actuarial report, is set forth below:

Balance on December 31, 2020	785,045
Interest on actuarial liabilities	55,849
Actuarial gain	(119,642)
Exchange rate variation	37
Benefits paid	(46,131)
Balance on December 31, 2021	675,158
Interest on actuarial liabilities	29,616
Exchange rate variation	(107)
Benefits paid	(29,154)
Balance on June 30, 2022	675,513

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

22.SHARE-BASED COMPENSATION PLAN

For the six-month period ended June 30, 2022, the Company had 3 (three) share-based, long-term compensation plans, (i) Phantom stock option plan (“PS”) and (ii) Share Appreciation Rights (“SAR”), both settled in local currency and (iii) common stock options, settled in shares.

The characteristics and measurement method of such each plan were disclosed in the annual financial statements for the year ended December 31, 2021 (Note 22), which did not change during the six-month period ended June 30, 2022.

22.1.Long term compensation plans (“PS and SAR”)

The rollforward is set forth below:

	Number of shares
	June 30,	December 31,
	2022	2021
Beginning balance	5,415,754	5,772,356
Granted during of the period	3,614,475	1,906,343
Exercised (1)	(972,562)	(1,860,334)
Exercised due to resignation (1)	(154,851)	(86,196)
Abandoned / prescribed due to resignation	(245,785)	(316,415)
Ending balance	7,657,031	5,415,754

1)	The average price for share options exercised and exercised due to termination of employment, for the six-month period ended June 30, 2022 was R$57,18 (fifty-seven reais and eighteen cents) ( (R$60,30 (sixty Brazilian Reais and thirty cents) as of December 31, 2021).

22.2Restricted shares plan

The position is set forth below:

	Date of the
	execution of		Price on			Restricted year for
Program	the contract	Grant date	grant date		Shares Granted	transfer of shares
2020	01/02/2020	01/02/2021	R$	51.70	106,601	01/02/2024
2021	01/02/2021	01/02/2022	R$	53.81	108,010	01/02/2025
					214,611

In the six-month period ended June 30, 2022, the 2018 Program had its lockup period concluded and, therefore, the granting of 130,435 shares was carried out in counterpart to the treasury shares (Note 24.2).

22.3Measurement assumptions

The amounts corresponding to the services received and recognized are set forth below:

	Liabilities and Equity		Statement of income and Equity
	June 30,	December 31,	June 30,	June 30,
	2022	2021	2022	2021
Non-current liabilities
Provision for phantom stock plan	144,267	166,998	(31,389)	(77,253)
Equity
Stock option granted	18,123	15,455	(2,668)	(2,421)
Shares Granted	(2,365)		2,365
	15,758	15,455	(303)	(2,421)
			(31,692)	(79,674)

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

23.LIABILITIES FOR ASSETS ACQUISITIONS AND ASSOCIATES

	June 30,	December 31,
	2022	2021
Assets acquisitions
Vitex/Parkia (1)	1,765,206
	1,765,206
Business combination
Facepa (2)	42,987	40,863
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (3)	362,074	365,089
	405,061	405,952
	2,170,267	405,952

Current	1,870,699	99,040
Non-current	299,568	306,912

1)	On April 28, 2022, the Company acquired all the shares of the Parkia structure companies, for the amount of US$667,000 (equivalent to R$3,444,255 on the date of execution of the agreement), upon payment of US$330,000 (equivalent to R$1,704,054 on the date of the transaction) and the remaining to be paid on June 22, 2023 (note 1.2.4).
2)	Acquired in March 2018, for the amount of R$307,876, upon payment of R$267,876 and the remaining updated at IPCA, adjusted by possible losses incurred up to the payment date, with maturities in March 2023 and March 2028.
3)	On August 2014, the Company acquired the Vale Florestar S.A. through VFFIP, for the total amount of R$528,941 with a upon payment of R$44,998 and remaining with maturity to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variation of the U.S. Dollar exchange rate and partially updated by the IPCA.

24.SHAREHOLDERS’ EQUITY

24.1Share capital

On June 30, 2022, the Suzano's share capital is R$9,269,281 divided into 1,361,263,584 common shares, all nominative, book-entry shares without par value. Expenses with the public offering are R$33,735, totaling a net share capital of R$9,235,546. The breakdown of the share capital is set forth below:

	Ordinary
	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.01
Controller	194,809,797	14.31
Managements and related persons	33,952,144	2.49
Alden Fundo de Investimento em Ações	26,154,744	1.92
	622,529,014	45.73
Treasury	24,316,669	1.79
Other shareholders	714,417,901	52.48
	1,361,263,584	100.00

By resolution of the Board of Directors, the share capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

For the six-month period ended June 30, 2022, SUZB3 common shares ended the period quoted at R$49.69 (forty-nine Brazilian Reais and sixty-nine cents) (R$60.11 (sixty Brazilian Reais and eleven cents)) on December 31, 2021).

24.2Treasury shares

In the six-month period ended June 30, 2022, the  Company has 24,316,669 (12,042,004 as of December 31, 2021) common shares of own issuance held in treasury, with an average cost of R$33.62 (thirty-three Brazilian Reais and sixty-two cents) per share, with a historical value of R$817,451 (R$218,265 as of December 31, 2021) and the market corresponding to R$1,208,295 ( R$723,845 as of December 31, 2021).

In the six-month period ended June 30, 2022, the Company granted 130,435 common shares at an average cost of R$39.10 (thirty-nine Brazilian Reais and ten cents) per share, with a historical value of R$5,100, for compliance with the 2018 Program of the restricted shares plan (note 22.2).

Additionally, on May 4, 2022, through material fact, the Company's Board of Directors approved the Repurchase Program for up to 20,000,000 common shares issued by the Company. In the six-month period ended June 30, the Company repurchased 12,405,100 common shares at the average cost of R$48.49 (forty-eight Brazilian Reais and forty-nine cents), with market value corresponding to R$601,551, whose disbursements occurred in May, June and July 2022 (On December 31, 2021, there was no purchase or sale of treasury shares).

25.EARNINGS (LOSS) PER SHARE

25.1Basic

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	June 30,	June 30,
	2022	2021
Resulted of the period attributable for controlling shareholders’	10,480,342	7,277,867
Weighted average number of shares in the period – in thousands	1,361,264	1,361,264
Weighted average treasury shares – in thousands	(14,088)	(12,042)
Weighted average number of outstanding shares – in thousands	1,347,176	1,349,222
Basic earnings (loss) per common share - R$	7.77949	5.39412

25.2Diluted

The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares that would cause dilution.

	June 30,	June 30,
	2022	2021
Resulted of the period attributed to controlling shareholders'	10,480,342	7,277,867
Weighted average number of shares in the period (except treasury shares) – in thousands	1,347,176	1,349,222
Average number of potential shares (stock options) – in thousands	215	237
Weighted average number of shares (diluted) – in thousands	1,347,391	1,349,459
Diluted earnings (loss) per common share - R$	7.77825	5.39318

26.NET FINANCIAL RESULT

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

	June 30,	June 30,
	2022	2021
Financial expenses
Interest on loans, financing and debentures (1)	(1,742,976)	(1,492,521)
Premium expenses on early settlements		(33,719)
Amortization of transaction costs (2)	(36,838)	(56,502)
Interest expense on lease liabilities (3)	(210,597)	(212,540)
Amortization of fair value adjustment	(9,452)	(6,108)
Other	(183,660)	(121,702)
	(2,183,523)	(1,923,092)
Financial income
Cash and cash equivalents and marketable securities	303,822	49,328
Interest on other assets	48,745	21,162
	352,567	70,490
Results from derivative financial instruments
Income	8,653,252	4,603,059
Expenses	(4,032,366)	(3,364,186)
	4,620,886	1,238,873
Monetary and exchange rate variation, net
Exchange rate variation on loans, financing and debentures	3,812,954	2,065,925
Lease	176,291	96,774
Other assets and liabilities (4)	(818,556)	(473,507)
	3,170,689	1,689,192
Net financial result	5,960,619	1,075,463

1)	Does not include R$108,972 arising from capitalized loan costs for the six-month period ended June 30, 2022 (does not include R$1,049 as of June 30, 2021).
2)	Includes an expense of R$39 arising from transaction costs with loans and financing that were recognized directly to the statement of income (R$3,767 as of June 30, 2021).
3)	Includes R$84,470, referring to the reclassification to the biological assets item for the composition of the formation cost (R$61,260 as of June 30, 2021).

4)	Includes effects of exchange rate variations of trade accounts receivable, trade account payable, cash and cash equivalents, marketable securities and other.

27.NET SALES

	June 30,	June 30,
	2022	2021
Gross sales	25,466,749	21,899,618
Sales deductions
Returns and cancelations	(42,388)	(29,346)
Discounts and rebates	(3,187,446)	(2,387,828)
	22,236,915	19,482,444
Taxes on sales	(974,425)	(748,839)
Net sales	21,262,490	18,733,605

28.SEGMENT INFORMATION

28.1Criteria for identifying operating segments

The Board of Directors and Board of Statutory Executive Officers evaluate the performance of the Company’s business segments through the EBITDA.  The Company revised the prior period segment note to present EBITDA as its performance measure.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

The operating segments defined by the Company’s management are set forth below:

i)	Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff pulp mainly to supply the foreign market, with any surplus sold in the domestic market.
ii)	Paper: comprises production and sale of paper to meet the demands of both domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to its immateriality.

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources on a consolidated basis.

In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all our property, plant and equipment, biological and intangible assets are in Brazil.

28.2Information of operating segments

	June 30, 2022

	Pulp	Paper	Total
Net sales	17,496,421	3,766,069	21,262,490
Domestic market (Brazil)	1,246,965	2,589,671	3,836,636
Foreign market	16,249,456	1,176,398	17,425,854
EBITDA	10,168,584	1,402,897	11,571,481
Depreciation, depletion and amortization			(3,594,963)
Operating profit before net financial income ("EBIT") (1)			7,976,518
EBITDA margin (%)	58.12%	37.25%	54.42%

1)	EBIT (“Earnings before interest and tax”).

	June 30, 2021

	Pulp	Paper	Total
Net sales	16,038,957	2,694,648	18,733,605
Domestic market (Brazil)	1,014,148	1,886,041	2,900,189
Foreign market	15,024,809	808,607	15,833,416
EBITDA	6,247,201	656,041	6,903,242
Depreciation, depletion and amortization			(3,463,236)
Operating profit before net financial income ("EBIT") (1)			8,813,418
EBITDA margin (%)	38.95%	24.35	36.85%

1)	EBIT (“Earnings before interest and tax”).

28.3Net sales by product

The following table set forth the breakdown of net sales by product:

	June 30,	June 30,
Products	2022	2021
Market pulp(1)	17,496,421	16,038,957
Printing and writing paper(2)	3,089,666	2,149,273
Paperboard	644,809	524,146
Other	31,594	21,229
	21,262,490	18,733,605

1)	Net sale from fluff pulp represents approximately 0.81% of total net sales and, therefore, was included in market pulp net sales. (0.70% as of June 30, 2021).

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

2)	Net sale from tissue represents approximately 2.54% of total net sales and, therefore, was included in printing and writing paper net sales. (2.2% as of June 30, 2021).

28.4Goodwill based on expected future profitability

The goodwill based on expected future profitability arising from the business combination were allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGU”), considering the economic benefits generated by such intangible assets. The allocation of intangibles is set forth below:

	June 30,	December 31,
	2022	2021
Pulp	7,897,051	7,897,051
Paper	119,332	119,332
	8,016,383	8,016,383

29.INCOME (EXPENSES) BY NATURE

	June 30,	June 30,
	2022	2021
Cost of sales (1)
Personnel expenses	(652,396)	(545,621)
Costs of raw materials, materials and services	(5,351,098)	(3,838,933)
Logistics cost	(2,176,264)	(2,030,390)
Depreciation, depletion and amortization	(3,088,132)	(2,937,939)
Other	(287,875)	(269,806)
	(11,555,765)	(9,622,689)
Selling expenses
Personnel expenses	(115,604)	(106,097)
Services	(63,133)	(52,021)
Logistics cost	(509,420)	(421,838)
Depreciation and amortization	(474,249)	(470,940)
Other (2)	(35,302)	(27,804)
	(1,197,708)	(1,078,700)
General and Administrative expenses
Personnel expenses	(437,176)	(461,212)
Services	(142,973)	(140,886)
Depreciation and amortization	(51,639)	(51,773)
Other (3)	(69,444)	(81,687)
	(701,232)	(735,558)
Other operating (expenses) income net
Rents and leases	1,058	1,706
Result from sale of other products, net	34,723	18,783
Result from sale and disposal of property, plant and equipment, intangible and biological assets, net (4)	8,041	521,617
Result on fair value adjustment of biological assets	171,618	564,533
Insurance reimbursement	93	1,783
Amortization (5)	19,057	(2,584)
Tax credits - ICMS from the PIS/COFINS calculation basis (6)	(1,324)	315,431
Provision for judicial liabilities	(64,300)
Other operating income (expenses), net	(9,540)	5,127
	159,426	1,426,396

1)	Includes R$368,606 related to maintenance downtime costs (R$54,467 related to idle capacity and maintenance downtime as of June 30, 2021).
2)	Includes expected credit losses, insurance, materials of use and consumption, travel, accommodation, trade fairs and events.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Six-month period ended June 30, 2022

3)	Includes , substantially, corporate expenses, insurance, materials of use and consumption, social programs and donations, travel and accommodation. As of June 30, 2021, includes R$27,667 related to COVID-19 social actions.
4)	As of June 30, 2021, includes, substantially, the net gain on the sale of rural properties and forests to Turvinho and Bracell.
5)	Does not include R$9,452, related to the amortization of fair value adjustment recognized as financial expenses (Note 26) (R$6,108 as of June 30, 2021).
6)	As of June 30, 2021, refers to the recognition of (i) R$327,869, related to the tax credit and (ii) R$12,438 related to the provision for legal fees.

30.ADDITIONAL INFORMATION

30.1Share purchase and sale agreement

On June 29, 2022, through a Notice to the Market, the Company informed by means of the execution, of the “Share Purchase Agreement” the Company, as purchaser, on the closing date, will acquire the totality of shares issued by Caravelas Florestal S.A. (“Caravelas”).

In consideration for the shares of the Caravelas, the Company agreed to pay the price corresponding to R$336,000 Brazilian Reais which is subjected to money adjustments up to closing and paid in one installment after the fulfillment of conditions precedent, market practice in similar transactions, including the approval/final decision of the Transaction by the Brazilian antitrust authorities, which the Company expects to obtain by the end of August 2022. The base price is subject to inflation and post-closing price adjustments based on the debt, cash position and other costs related to the Caravelas.

Report on review of interim financial information

To the Board of Directors and Shareholders

Suzano S.A.

Introduction

We have reviewed the accompanying condensed consolidated interim balance sheet of Suzano S.A. and its subsidiaries (the ‘Group’) as at June 30, 2022 and the related condensed consolidated interim statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the six-month period then ended and notes, comprising significant accounting policies and other explanatory notes.

Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

São Paulo, July 25, 2022

PricewaterhouseCoopers	José Vital Pessoa Monteiro Filho
Auditores Independentes Ltda.	Contador CRC 1PE016700/O-0
CRC 2SP000160/O-5

Suzano S.A.

OPINION OF THE EXECUTIVE BOARD ON THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION AND INDEPENDENT AUDITOR’S REPORT

In compliance with the dispositions of sections V and VI of article nº. 25 of CVM Instruction No. 480/09, the executive board of Suzano S.A., states:

(i)	reviewed, discussed and agreed with the Company's unaudited consolidated interim financial information on June 30, 2022; and
(ii)	reviewed, discussed and agreed with the conclusion expressed in the PricewaterhouseCoopers Auditores Independentes review report on the Company's unaudited condensed consolidated interim financial information on June 30, 2022.

São Paulo, July 25, 2022.

Walter Schalka

Chief Executive Officer

Marcelo Feriozzi Bacci

Executive Officer - Finance and Investor Relations

Aires Galhardo

Executive Officer - Pulp Operation

Carlos Aníbal de Almeida Jr.

Executive Officer - Forestry, Logistics and Procurement

Christian Orglmeister

Executive Officer - New Businesses, Strategy, IT, Digital and Communication

Fernando de Lellis Garcia Bertolucci

Executive Officer - Research and Development

Leonardo Barreto de Araújo Grimaldi

Executive Officer - Commercial Pulp, People & Management